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03029084

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME China Online (Bermuda) Limited

*CURRENT ADDRESS

PROCESSED
AUG 12 2003
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3654 FISCAL YEAR 12-31-02

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE : 8/7/03



AR/S
12-31-02

Contents

2 Corporate Information

3 Notice of Annual General Meeting

4 Chairman's Statement

7 Biographical Details in Respect of Directors and Senior Management

9 Directors' Report

12 Auditors' Report

13 Consolidated Income Statement

14 Consolidated Balance Sheet

15 Balance Sheet

16 Consolidated Statement of Changes in Equity

17 Consolidated Cash Flow Statement

19 Notes to the Financial Statements

51 Financial Summary

Corporate Information

Board of Directors

Ms. Chong Sok Un	*(Chairman)*
Dato' Wong Peng Chong	*(Executive Director)*
Mr. Kong Muk Yin	*(Executive Director)*
Mr. Cheng Mo Chi, Moses	*(Independent Non-executive Director)*
Mr. Tan Shao Hua	*(Independent Non-executive Director)*
Mr. Lo Wai On	*(Independent Non-executive Director)*

Secretary
Ms. Fung Ching Man, Ada

Auditors
Deloitte Touche Tohmatsu
Certified Public Accountants

Registered Office
Cedar House, 41 Cedar Avenue
Hamilton HM12, Bermuda

Head Office and Principal Place of Business in Hong Kong
47/F, China Online Centre
333 Lockhart Road
Wanchai
Hong Kong

Website
http://www.chinaonline.com.hk

Principal Bankers
Bank of China (Hong Kong) Limited
CITIC Ka Wah Bank, Limited (Formerly "The Hongkong Chinese Bank, Limited")
Société Générale
Standard Chartered Bank

ADR Depositary Bank
The Bank of New York
American Depositary Receipts
620 Avenue of the Americas, 6/F
New York, NY 10011
USA

Solicitors
P.C. Woo & Co.
Fred Kan & Co.
Richards Butler
Preston Gates & Ellis
Kai Yuan Law Firm

Hong Kong Branch Share Registrars
Tengis Limited
G/F., Bank of East Asia Harbour View Centre
56 Gloucester Road
Wanchai
Hong Kong

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Company will be held at Board Room, 7th Floor, The Dynasty Club Limited, South West Tower, Convention Plaza, 1 Harbour Road, Wanchai, Hong Kong on Tuesday, 3 June 2003 at 10:00 a.m. for the following purposes:-

1. To receive and consider the Audited Financial Statements and the Reports of the Directors and Auditors for the year ended 31 December 2002.

2. To re-elect Directors and authorise the Directors to fix their remuneration.

3. To re-appoint Auditors and authorise the Directors to fix their remuneration.

By Order of the Board
Fung Ching Man, Ada
Company Secretary

Hong Kong, 9 April 2003

Notes:

(i) Any member of the Company entitled to attend and vote at a meeting of the Company or a meeting of the holder of any class of shares in the Company shall be entitled to appoint another person as his proxy to attend and vote instead of him. A proxy need not be a member of the Company. A member may appoint more than one proxy to attend on the same occasion.

(ii) The instrument appointing a proxy shall be in writing under the hand of the appointor or of his attorney duly authorised in writing, or if the appointor is a corporation, either under seal, or under the hand of an officer or attorney duly authorised.

(iii) The instrument appointing a proxy and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power or authority shall be deposited at the branch share registrars of the Company in Hong Kong, Tengis Limited at G/F., Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong not less than forty-eight hours before the time for holding the meeting or adjourned meeting at which the person named in such instrument proposes to vote, and in default the instrument of proxy shall not be treated as valid.

Chairman's Statement

Dear Shareholders,

On behalf of the board of directors of the Company (the "Board"), I would like to report on the operations and other aspects of the Group for the year ended 31 December 2002 following my appointment to the Board on 23 August 2002 when China Spirit Limited acquired an equity interest in the Company, representing 28.33% of the issued share capital of the Company, from China Sci-Tech Holdings Limited.

Financial Results

Turnover of the Group for the year ended 31 December 2002 was HK$1,292,852,000 representing a 44.7% decrease as compared to that of the year 2001. The Group recorded a net loss attributable to shareholders of HK$602,914,000 for the year ended 31 December 2002, versus with a net loss of HK$717,254,000 recorded for the year 2001.

Dividend

No interim dividend was paid during the year (2001: Nil). The Directors do not recommend the payment of a final dividend in respect of the year 2002 (2001: Nil).

Review of Operations

During the year under review, the operating environment of the Group remained difficult as there was no sign of recovery in the economy of Hong Kong and that both the consumers' sentiment and investors' confidence were weak and pessimistic.

As pointed out in the Interim Report for the six months ended 30 June 2002, the performance of the Group's mobile handset distribution arm in Hong Kong – Star Telecom Limited ("Star Telecom") was affected by the sluggish consumer market and keen competition despite the turnover was increased by 68.8% to approximately HK$111 million as compared to that of year 2001. With an aim to maintain Star Telecom's competitiveness, the Group has embarked on a series of cost-cutting and restructuring exercises since the second half of 2002 so as to reduce its operating overheads and rationalize its operations.

The Group's operations in the People's Republic of China (the "PRC") namely the PRC mobile handset distribution and the PRC intelligent building system integration (collectively the "PRC Operations") recorded respective decreases in turnover by 64.8% and 22.1% as compared with last year to approximately HK$57 million and HK$11 million. Operating in highly competitive environment, the PRC Operations have persistently recorded losses during recent years. Now that the outlook of the PRC Operations is so gloomy and in order to avoid further loss and cash outflow to support such businesses, the Group decided to dispose of the PRC Operations which disposal was completed in March 2003.

The Group's trading and investment in financial instruments activities recorded a turnover of approximately HK$1.1 billion representing a 46.9% drop as compared to that of last year amid the fragile economic and investment environments which were further hammered by the uncertainty surrounding the US's military action against Iraq in the second half of 2002.

The realisation of the entire long-term investment in Millennium Group Limited ("MGL") was completed on 21 August 2002 for a consideration of approximately HK$38 million which realised a loss of approximately HK$9 million. Of the Group's long term investment in 270,535,000 shares in Sun Hung Kai & Co. Limited ("SHK"), representing approximately 17.99% of the issued share capital of SHK, in view of the partial realisation subsequent to the year end date as mentioned herein under Section "Prospects" below, an impairment loss of approximately HK$87 million had been made in the financial statements for the year ended 31 December 2002.

Liquidity and Financing

The Group's non-current assets comprised mainly of investment properties of approximately HK$32.6 million, property, plant and equipment of approximately HK$14.2 million and long term investments of approximately HK$284.3 million. These non-current assets were principally financed by shareholders' fund. As at the year end date, the Group has net current assets of approximately HK$465 million.

All of the Group's borrowings are arranged on short-term basis, repayable within 1 year and secured by certain marketable securities and bank deposits. As at the year end date, the Group has no borrowings.

As at 31 December 2002, the Group continued to maintain an insignificant gearing ratio, calculated on the basis of the Group's net borrowings (after deducting cash and bank balances) over shareholders' fund.

The Group has little foreign exchange exposure and the borrowings were mainly denominated in Hong Kong Dollars.

Pledge of Assets

As at 31 December 2002, the Group had pledged assets with aggregate carrying value of HK$172,121,000 (2001: HK$218,368,000) to secure general loan facilities.

Employees

The Group employed 96 (2001: 311) employees at the year end date. Employees' cost (excluding directors' emoluments) amounted to approximately HK$17,933,000 (2001: HK$26,915,000) for the year. The Group ensures that the pay levels of its employees are competitive and employees are rewarded on a performance related basis within the general framework of the Group's salary and bonus system.

Prospects

The economic outlook in Hong Kong remains gloomy due to the lack of consumer and investor confidences, increasing unemployment and continuing depression in the retail market. It is expected that the situation will deteriorate further as a result of the outbreak of the war in Iraq as well as the Severe Acute Respiratory Syndrome in Hong Kong.

In order to maintain its competitiveness, Star Telecom has strengthened its distribution network, concluded new distribution rights for trendy mobile phone products and has been constantly seeking for new potential distributorship for volume oriented trendy products with an overall objective to contribute positively to the Group.

In addition to the realisation of its non-performing long-term investment in MGL in year 2002, the Group has realised 212,782,450 shares of SHK on 7 March 2003 under the unconditional offer by SHK for repurchase up to 325,600,000 shares of SHK at HK$1.3 per share (as to HK$0.30 in cash and HK$1.00 in loan note) which ultimately reduced the Group's shareholding in SHK from 17.99% to 4.62%. Such realisation has generated cash proceed of approximately HK$63.8 million and loan note of approximately HK$212.8 million, redeemable on or before 7 March 2008, carrying an interest of 4% per annum.

The Group has actively searched for and negotiated with potential partners / buyers to take over the PRC Operations since second half of 2002 and has finally concluded with a third party to dispose of the PRC Operations in March 2003.

On 7 March 2003, Sun Hung Kai International Limited on behalf of Sincere Way Limited ("Sincere Way", a wholly owned subsidiary of the Company) make a voluntary conditional offer to acquire all the issued shares of Fortuna International Holdings Limited ("Fortuna", "Fortuna Share") other than those held by Sincere Way and parties acting in concert with it for HK$0.02 per Fortuna Share (the "Offer"). The Offer values the entire issued share capital of Fortuna at approximately HK$79.87 million. Fortuna is listed on the Main Board of The Stock Exchange of Hong Kong Limited (the "Stock Exchange") and is principally engaged in the production and distribution of wines in China. The Group considers that the Offer represents an opportunity for the Group to widen its business scope and to participate in production and distribution of wines in China. The Offer, if succeed, will be financed by internal resources and borrowings.

Following the disposals of non-performing assets and business divisions, the Group will continue to review and rationalize its business scope and investment strategies with a view to improving its financial performance. Under such difficult market situation, the Group believes that there would be ample supply of investment opportunities in respect of companies and businesses that have been grossly undervalued and will meticulously look for such which can bring in good cash flow, earnings and capital appreciation to the Group.

Appreciation

I take this opportunity to extend our thanks to colleagues on the Board and the staff members of the Group for their hard work, loyal service and continuing support during the year 2002.

Chong Sok Un
Chairman

Hong Kong, 9 April 2003

Biographical Details in Respect of Directors and Senior Management

Executive Directors

Ms. Chong Sok Un, aged 48, was appointed as an executive director and chairman of the Company on 23 August 2002. She is an independent director of Fujian Double Rhomb Co., Ltd., a public listed company in Shenzhen Stock Exchange, since September 2001. She had been a director and chief executive officer of Shenyin Wanguo (H.K.) Limited from 1992 to 2000. Ms. Chong holds a master's degree in business administration.

Dato' Wong Peng Chong, aged 59, was appointed as an executive director of the Company on 15 March 2002. Upon his graduation from the University of Malaya in 1967 with a Bachelor of Arts (Honours), he joined the Malaysian Foreign Service and during his 18 years of service until his resignation in 1985, he has served with several Malaysian diplomatic missions overseas in various capacities including as Commissioner for Malaysia in Hong Kong from 1981 until 1985. Dato' Wong joined the private sector in 1985 and has served in various senior management positions. In Hong Kong, Dato' Wong was an investment director of Quan-Glo Limited, an investment holding company, from 1988 to 1996. In 1996, he joined Sun Hung Kai Insurance Consultant Ltd as an executive director. In Malaysia, since 1997, Dato' Wong has been a director and Chairman of Mulpha International Bhd and Mega Pascal Bhd, two public companies listed on the Main Board and Second Board of the Kuala Lumpur Stock Exchange respectively. On 22 October 2001, he was appointed as a non-executive director of Greenfield Chemical Holdings Limited, a public company listed in Hong Kong.

Mr. Kong Muk Yin, aged 37, was appointed as an executive director of the Company on 13 May 2002. He was graduated from City University of Hong Kong with a bachelor's degree in business studies. He is a fellow member of The Association of Chartered Certified Accountants, an associate member of the Hong Kong Society of Accountants and a Chartered Financial Analyst.

Independent Non-executive Directors

Mr. Cheng Mo Chi, Moses, aged 53, was appointed as an independent non-executive director of the Company on 28 December 1999. He is a senior partner of Messrs. P.C. Woo & Co., a firm of solicitors and notaries in Hong Kong. Mr. Cheng was a member of the Legislative Council of Hong Kong between 1991 and 1995. He is currently the Chairman of the Hong Kong Institute of Directors and the Committee on the Promotion of Civic Education. He also serves on the boards of various other listed companies as independent non-executive directors.

Mr. Tan Shao Hua, aged 42, was appointed as an independent non-executive director of the Company on 28 December 1999. He has technical background in information technology. After receiving his Ph.D. in Electrical Engineering from Katholicke Universiteil Leuven, Belgium in 1987, he took on various research and professional positions in Europe, USA, Japan, Singapore, etc. He is renowned internationally for his work in selected IT related technical areas, such as intelligent IT systems, multimedia technology and has received many awards and recognition for his contributions to these areas. He is a senior member of the Institute of Electrical and Electronic Engineers in the United States of America. He also has extensive experience in setting up and managing high-tech businesses in the PRC.

Mr. Lo Wai On, aged 41, was appointed as a non-executive director of the Company on 15 March 2002 and then changed his office held to independent non-executive director on 29 October 2002. He is a fellow member of The Association of Chartered Certified Accountants and the Hong Kong Society of Accountants and has been practicing under the name of his own firm, W.O. Lo & Co., Certified Public Accountants since 1986. He has broad experience in providing tax consulting and auditing services to companies including listed companies in Hong Kong. Mr. Lo is currently an independent non-executive director of Shanghai Allied Cement Limited.

Senior Management

Ms. Chen Sai Fang, aged 51, was appointed as the general manager of China division. Ms. Chen received education in China and was graduated with specialization in Finance. With extensive knowledge and experience gained from the career in banking, finance and management fields for over 30 years, Ms. Chen has developed expertise in business management, investment project appraisals as well as various operations of securities and finance industry and thus earned high reputation among the industry, both inside and outside China. In 1986, she was awarded the title of Economist. Prior to joining the Company, Ms. Chen had held senior management positions at a provincial bank in PRC and a Hong Kong subsidiary of a sizable provincial company in PRC since 1986.

Ms. Leung Yuk Ming, Jady, aged 42, was appointed as the chief operating officer of Star Telecom Limited, a wholly-owned subsidiary of the Company in June 2000. Graduated from the Chinese University of Hong Kong with an honorable bachelor degree of Business Administration, she has over 19 years of working experience in marketing, sales, customer services and business management profession. Since 1992, Ms. Leung has been assuming senior positions in different reputable telecommunications companies including New World Paging, Cable TV and Peoples Phone. Being actively involved in the launching and operations of various telecommunications services ranging from paging, fixed network services, cable TV, to mobility services such as GSM/PCS, she is renowned for her extensive experience in setting up and managing successful telecommunications business in the industry.

Mr. Kwok Wai Kwong, aged 37, is the Financial Controller of the Company. He was graduated from the University of Lincolnshire & Humberside with a bachelor's degree in business accounting. He also holds a master's degree in business administration from The Hong Kong Polytechnic University. He is an associate member of both the Hong Kong Society of Accountants and The Association of Chartered Certified Accountants. He has over 10 years of experience in the finance and accounting profession.

Ms. Fung Ching Man, Ada, aged 36, is the company secretary of the Company. She is an associate member of The Institute of Chartered Secretaries and Administrators and has over 10 years of working experience in the company secretarial profession.

The directors of the Company (the "Director(s)") present their annual report and the audited financial statements for the year ended 31 December 2002.

Principal Activities

The Company is an investment holding company. The activities of its principal subsidiaries and jointly controlled entity are set out in notes 40 and 41 to the financial statements, respectively.

Results

The results of the Group for the year ended 31 December 2002 are set out in the consolidated income statement on page 13.

No dividend was paid during the year.

Share Capital and Warrants

Details of movements in the share capital and warrants of the Company during the year are set out in note 29 to the financial statements.

Reserves

Movements in the reserves of the Group and the Company during the year are set out in the consolidated statement of changes in equity on page 16 and note 30 to the financial statements, respectively.

Investment Properties, and Property, Plant and Equipment

The Group's investment properties, and land and buildings were revalued at 31 December 2002 and the resulting revaluation decreases of HK$270,000 and HK$48,000, respectively, have been charged to the consolidated income statement.

Details of these and other movements in the investment properties, and property, plant and equipment of the Group during the year are set out in notes 17 and 18 to the financial statements, respectively.

Directors and Service Contracts

The Directors during the year and up to the date of this report were:

Executive Directors:

Ms. Chong Sok Un *(Chairman)* (appointed on 23 August 2002)
Dato' Wong Peng Chong (appointed on 15 March 2002)
Mr. Kong Muk Yin (appointed on 13 May 2002)
Mr. Law Wing Kit, Stephen (resigned on 13 May 2002)

Non-executive Director:

Mr. Chang Wang (change of office held from Executive Director on 15 March 2002 and resigned on 13 May 2002)

Independent Non-executive Directors:

Mr. Cheng Mo Chi, Moses
Mr. Tan Shao Hua
Mr. Lo Wai On (appointed as Non-executive Director on 15 March 2002 and change of office held to Independent Non-executive Director on 29 October 2002)

In accordance with clauses 99, 102 and 182 (vi) of the Company's bye-laws, Dato' Wong Peng Chong, Mr. Kong Muk Yin and Mr. Tan Shao Hua will retire and, being eligible, offer themselves for re-election at the forthcoming annual general meeting. Dato' Wong Peng Chong and Mr. Kong Muk Yin offered themselves for re-election. Mr. Tan Shao Hua expressed that he will not offer himself for re-election after retirement.

None of the Directors has a service contract with the Company or any of its subsidiaries which is not determinable by the Group within one year without payment of compensation, other than statutory compensation.

Directors' Interests in Contracts

Other than as disclosed in the "Transactions with the Substantial Shareholder" section of this report and note 38 to the financial statements, no contract of significance to which the Company or any of its subsidiaries was a party and in which a Director had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

Directors' and Chief Executives' Interests in Shares and Warrants

As at 31 December 2002, Ms. Chong Sok Un ("Ms. Chong") had the following interests in the securities of the Company or its associated corporations (as defined in the Securities (Disclosure of Interests) Ordinance (the "SDI Ordinance")) as recorded in the register maintained by the Company pursuant to Section 29 of the SDI Ordinance:

Name	Personal interests	Family interests	Corporate interests	Other interests
Ms. Chong *(Note)*				
- Shares	—	—	2,631,200,000	—
- Warrants	—	—	273,840,000	—

Note: The 2,631,200,000 shares of the Company and 273,840,000 warrants of the Company are held by Vigor Online Offshore Limited ("Vigor Online"), a 67.7% owned subsidiary of China Spirit Limited ("China Spirit") in which Ms. Chong maintains a beneficial interest of 100%.

Save as disclosed above, none of the Directors or chief executives of the Company or any of their associates, had any personal, family, corporate or other interests in any securities of the Company or any of its associated corporations as defined in the SDI Ordinance.

Directors' Rights to Acquire Shares or Debentures

At no time during the year was the Company or any of its subsidiaries a party to any arrangements to enable the Directors to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate. In addition, none of the Directors or their spouses or children under the age of 18 had any right to subscribe for the securities of the Company.

Substantial Shareholders

The register of substantial shareholders maintained by the Company pursuant to Section 16(1) of the SDI Ordinance recorded the following parties as having an interest representing 10% or more in the issued share capital of the Company as at 31 December 2002:

Name	Number of shares held	Percentage held
Ms. Chong *(Note)*	2,631,200,000	28.33%
China Spirit *(Note)*	2,631,200,000	28.33%
Vigor Online	2,631,200,000	28.33%

Note: Vigor Online is a 67.7% owned subsidiary of China Spirit in which Ms. Chong maintains a beneficial interest of 100%. Accordingly, China Spirit and Ms. Chong were deemed by the SDI Ordinance to be interested in 2,631,200,000 shares of the Company.

Save as disclosed above, no person has registered an interest in the share capital of the Company that was required to be recorded pursuant to Section 16(1) of the SDI Ordinance.

Major Customers and Suppliers

The aggregate sales attributable to the Group's five largest trade customers were less than 30% of total sales and the aggregate purchases attributable to the Group's five largest trade suppliers were less than 30% of total purchases.

Transactions with the Substantial Shareholder

During the year, the Group paid a reimbursement of expenses of HK$4,000,000 to China Sci-Tech Holdings Limited ("CST"), a former substantial shareholder of the Company. The reimbursement includes (i) salaries of two Directors, both of them are also directors of CST, (ii) other staff costs, and (iii) daily operating expenses.

Convertible Securities, Options, Warrants or Similar Rights

Other than the outstanding warrants as set out in note 29 to the financial statements, the Company had no outstanding convertible securities, options, warrants or other similar rights as at 31 December 2002.

Purchase, Sale or Redemption of Listed Securities

Neither the Company, nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities during the year.

Pre-emptive Rights

There are no provisions for pre-emptive rights under the Company's bye-laws or the laws of Bermuda, which would oblige the Company to offer new shares on a pro-rata basis to existing shareholders.

Corporate Governance

The Board of directors

The full Board met 4 times in 2002. Directors' attendance was as follows:

Name of Directors	No. of Board Meetings Attended
Ms. Chong Sok Un	2
Dato' Wong Peng Chong	3
Mr. Kong Muk Yin	2
Mr. Law Wing Kit, Stephen	2
Mr. Chang Wang	2
Mr. Cheng Mo Chi, Moses	2
Mr. Tan Shao Hua	4
Mr. Lo Wai On	3

Executive committee

The Company established an executive committee since 23 May 1998 pursuant to clauses 124 to 127 of the Company's bye-laws for the purposes of approving and monitoring the daily operations of the Group. 29 meetings of the executive committee were held in 2002.

Investment committee

The Company established an investment committee on 2 February 2000 for the purposes of approving and monitoring the Group's investment portfolio and projects. The investment committee met 19 times during the year.

Audit committee

The Company established an audit committee on 29 January 1999 with reference to "A Guide For The Formation Of An Audit Committee" issued by the Hong Kong Society of Accountants and in accordance with paragraph 14 of the Code of Best Practice. As at the date of this report, the audit committee members comprises of three Independent Non-executive Directors. The audit committee met 4 times during the year.

Code of best practice

The Company complied throughout the year ended 31 December 2002 with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, except that the Independent Non-executive Directors are not appointed for specific terms but are subject to retirement by rotation in accordance with the Company's bye-laws.

Post Balance Sheet Events

Details of the significant events occurring after the balance sheet date are set out in note 39 to the financial statements.

Auditors

A resolution will be submitted to the forthcoming annual general meeting of the Company to re-appoint Messrs. Deloitte Touche Tohmatsu as auditors of the Company.

On behalf of the Board
Chong Sok Un
Chairman

Hong Kong, 9 April 2003

德勤・關黃陳方會計師行

Certified Public Accountants
26/F, Wing On Centre
111 Connaught Road Central
Hong Kong

香港中環干諾道中111號
永安中心26樓

Deloitte
Touche
Tohmatsu

To the Shareholders of China Online (Bermuda) Limited
(incorporated in Bermuda with limited liability)

We have audited the financial statements on pages 13 to 50 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

Respective Responsibilities of Directors and Auditors

The Company's directors are responsible for the preparation of financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those statements and to report our opinion to you.

Basis of Opinion

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and the Group as at 31 December 2002 and of the loss and cash flows of the Group for the year then ended and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

Deloitte Touche Tohmatsu
Certified Public Accountants

Hong Kong, 9 April 2003

Consolidated Income Statement

For the Year Ended 31 December 2002

	NOTES	2002 HK$'000	2001 HK$'000
Turnover	4	**1,292,852**	2,339,466
Cost of sales		**(1,407,528)**	(2,656,737)
Gross loss		**(114,676)**	(317,271)
Net losses on investments	6	**(404,234)**	(230,840)
Other operating income	7	**18,715**	14,027
Distribution costs		**(12,689)**	(19,549)
Administrative expenses		**(52,530)**	(65,529)
Other operating expenses		**(16,941)**	(58,862)
Loss from operations	8	**(582,355)**	(678,024)
Finance costs	9	**(603)**	(7,360)
Impairment loss recognised in respect of goodwill	12	**(2,250)**	(30,035)
Loss on deemed acquisition of additional interest in a subsidiary		**—**	(4,458)
Loss on disposal of an associate		**(9,085)**	—
Share of results of associates	13	**(9,005)**	(12,593)
Share of result of a jointly controlled entity		**(119)**	(170)
Loss before taxation		**(603,417)**	(732,640)
Tax credit	14	**198**	2,002
Loss before minority interests		**(603,219)**	(730,638)
Minority interests		**305**	13,384
Loss for the year		**(602,914)**	(717,254)
Dividend	15	**—**	46,432
Loss per share	16		
– Basic and diluted		**(6.49 HK cents)**	(7.72 HK cents)

Consolidated Balance Sheet

At 31 December 2002

	NOTES	2002 HK$'000	2001 HK$'000
Non-current assets			
Investment properties	17	**32,610**	32,880
Property, plant and equipment	18	**14,194**	24,768
Interests in associates	20	**—**	54,379
Interest in a jointly controlled entity	21	**1,926**	2,045
Investments in securities	22	**284,306**	264,984
Other non-current assets		**745**	1,755
		333,781	380,811
Current assets			
Inventories	23	**10,315**	12,911
Investments in securities	22	**449,471**	813,429
Debtors, deposits and prepayments	24	**23,103**	92,097
Loan receivable	25	**5,000**	—
Pledged bank deposits	34	**7,567**	—
Bank balances and cash		**81,536**	214,503
		576,992	1,132,940
Current liabilities			
Creditors and accrued charges	26	**59,650**	130,395
Customers' deposits and receipts in advance		**47,030**	55,623
Amount due to a jointly controlled entity	27	**1,200**	—
Taxation payable		**4,127**	4,141
		112,007	190,159
Net current assets		**464,985**	942,781
Total assets less current liabilities		**798,766**	1,323,592
Minority interests		**—**	305
		798,766	1,323,287
Capital and reserves			
Share capital	29	**92,865**	92,865
Reserves		**705,901**	1,230,422
		798,766	1,323,287

The financial statements on pages 13 to 50 were approved and authorised for issue by the Board of Directors on 9 April 2003 and are signed on its behalf by:

Ms. Chong Sok Un
Director

Dato' Wong Peng Chong
Director

	NOTES	2002 HK$'000	2001 HK$'000
Non-current assets			
Interests in subsidiaries	19	**2,277,266**	3,072,766
Current assets			
Deposits and prepayments		**187**	2,970
Bank balances and cash		**73,260**	166,980
		73,447	169,950
Current liabilities			
Accrued charges		**1,478**	24,326
Net current assets		**71,969**	145,624
Total assets less current liabilities		**2,349,235**	3,218,390
Non-current liabilities			
Amounts due to subsidiaries	28	**1,461,389**	1,895,186
		887,846	1,323,204
Capital and reserves			
Share capital	29	**92,865**	92,865
Reserves	30	**794,981**	1,230,339
		887,846	1,323,204

Ms. Chong Sok Un
Director

Dato' Wong Peng Chong
Director

Consolidated Statement of Changes in Equity

For the Year Ended 31 December 2002

	Share capital HK$'000	Share premium HK$'000	Negative goodwill HK$'000	Goodwill HK$'000	Warrant reserve HK$'000	Asset revaluation reserve HK$'000	Capital redemption reserve HK$'000	Translation reserve HK$'000	Retained profits (deficit) HK$'000	Total HK$'000
At 1 January 2001	92,865	1,135,685	32,883	(31,272)	90,381	(64,337)	1,922	2,609	901,452	2,162,188
Share of reserve of an associate	—	—	—	—	—	—	—	(469)	—	(469)
Revaluation decrease of other investments	—	—	—	—	—	(127,632)	—	—	—	(127,632)
Net losses not recognised in the consolidated income statement	—	—	—	—	—	(127,632)	—	(469)	—	(128,101)
Impairment loss recognised in respect of goodwill	—	—	—	30,035	—	—	—	—	—	30,035
Impairment loss recognised in respect of other investments	—	—	—	—	—	22,851	—	—	—	22,851
Loss for the year	—	—	—	—	—	—	—	—	(717,254)	(717,254)
Dividend paid	—	—	—	—	—	—	—	—	(46,432)	(46,432)
At 31 December 2001	92,865	1,135,685	32,883	(1,237)	90,381	(169,118)	1,922	2,140	137,766	1,323,287
Revaluation decrease of other investments not recognised in the consolidated income statement	—	—	—	—	—	(8,236)	—	—	—	(8,236)
Impairment loss recognised in respect of other investments	—	—	—	—	—	86,629	—	—	—	86,629
Loss for the year	—	—	—	—	—	—	—	—	(602,914)	(602,914)
At 31 December 2002	**92,865**	**1,135,685**	**32,883**	**(1,237)**	**90,381**	**(90,725)**	**1,922**	**2,140**	**(465,148)**	**798,766**

Consolidated Cash Flow Statement

For the Year Ended 31 December 2002

	2002 HK$'000	2001 HK$'000
OPERATING ACTIVITIES		
Loss from operations	(582,355)	(678,024)
Adjustments for:		
Interest income	(1,910)	(3,868)
Depreciation and amortisation of property, plant and equipment	4,049	4,345
Impairment loss recognised in respect of property, plant and equipment	6,562	—
Gain on disposal of other listed investments	(8,091)	(5,292)
Loss on disposal of other non-current assets	200	—
Loss on disposal of property, plant and equipment	822	1,509
Net realised and unrealised losses on investments	325,696	213,281
Impairment loss recognised in respect of other investments	86,629	22,851
Revaluation decrease of investment properties	270	2,200
Revaluation decrease of leasehold land and buildings	48	713
Allowance for bad debts	13,180	16,855
Write back of:		
- provision for litigation costs	(7,459)	—
- allowance for bad debts	(10,000)	—
- long outstanding payables	(5,166)	—
Operating cash flow before movements in working capital	(177,525)	(425,430)
Decrease in inventories	2,596	7,723
Decrease in investments in securities	87,225	911,753
Decrease (increase) in debtors, deposits and prepayments	51,990	(29,692)
Increase in loan receivable	(5,000)	—
Decrease in creditors and accrued charges	(65,579)	(11,758)
(Decrease) increase in customers' deposits and receipts in advance	(44,556)	59,814
Increase in amount due to a jointly controlled entity	1,200	—
Cash (used in) from operating activities	(149,649)	512,410
Hong Kong Profits Tax paid	(14)	—
Interest paid	(603)	(226)
Dividend paid	—	(46,432)
NET CASH (USED IN) FROM OPERATING ACTIVITIES	(150,266)	465,752

	2002 HK$'000	2001 HK$'000
INVESTING ACTIVITIES		
Interest received	**1,910**	3,868
Purchase of additional interest in a subsidiary	**(2,250)**	—
Purchase of interest in an associate	**(1,007)**	—
Purchase of interest in a jointly controlled entity	**—**	(2,215)
Purchase of investments in securities	**(24,175)**	(50,834)
Purchase of property, plant and equipment	**(1,295)**	(4,617)
Proceeds from disposal of other non-current assets	**810**	167
Increase in pledged bank deposits	**(7,567)**	—
Proceeds from disposal of other investments	**12,991**	30,698
Net proceeds from disposal of an associate	**37,494**	—
Proceeds from disposal of property, plant and equipment	**388**	1,062
NET CASH FROM (USED IN) INVESTING ACTIVITIES	**17,299**	(21,871)
FINANCING ACTIVITIES		
New bank loans raised	**512,882**	1,606,126
Repayment of bank loans	**(512,882)**	(1,878,779)
NET CASH USED IN FINANCING	**—**	(272,653)
(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	**(132,967)**	171,228
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR	**214,503**	43,275
CASH AND CASH EQUIVALENTS AT END OF THE YEAR, represented by bank balances and cash	**81,536**	214,503

1. General

The Company is incorporated in Bermuda as an exempted company with limited liability and its shares and warrants are listed on The Stock Exchange of Hong Kong Limited (the "Stock Exchange").

The Company is an investment holding company. The activities of its principal subsidiaries and the jointly controlled entity are set out in notes 40 and 41, respectively.

2. Adoption of Statements of Standard Accounting Practice

In the current year, the Group has adopted for the first time, a number of new and revised Statements of Standard Accounting Practice ("SSAP(s)") issued by the Hong Kong Society of Accountants. The adoption of these standards has resulted in changes in the presentation of the cash flow statement and the statement of changes in equity, but has had no material effect on the results for the current or prior accounting periods. Accordingly, no prior period adjustment has been required.

Presentation of financial statements

The adoption of SSAP 1 (Revised) "Presentation of Financial Statements" has resulted in a change in the format of presentation of the statement of changes in equity. Comparative amounts for the prior year have been restated in order to achieve a consistent presentation.

Foreign currencies

The revisions to SSAP 11 "Foreign Currency Translation" have eliminated the choice of translating the income statements of overseas subsidiaries at the closing rate for the period, the policy previously followed by the Group. They are now required to be translated at an average rate. This change in accounting policy has not had any material effect on the results for the current or prior accounting periods.

Cash flow statements

In the current year, the Group has adopted SSAP 15 (Revised) "Cash Flow Statements". Under SSAP 15 (Revised), cash flows are classified under three headings — operating, investing and financing, rather than the previous five headings. Interest and dividends paid and interest received, which were previously presented under a separate heading, are classified as operating and investing cash flows respectively. Cash flows arising from taxes on income are classified as operating activities, unless they can be separately identified with investing or financing activities.

Cash flows of overseas subsidiaries have been re-translated at the rates prevailing at the dates of the cash flows rather than the rate of exchange ruling on the balance sheet date.

Employee benefits

In the current year, the Group has adopted SSAP 34 "Employee Benefits", which introduces measurement rules for employee benefits, including retirement benefit plans. Because the Group participates only in defined contribution retirement benefit schemes, the adoption of SSAP 34 has not had any material impact on the financial statements.

3. Significant Accounting Policies

The financial statements have been prepared under the historical cost convention as modified for the revaluation of investment properties, land and buildings, and investments in securities.

The financial statements have been prepared in accordance with accounting principles generally accepted in Hong Kong. The principal accounting policies adopted are as follows:

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries made up to 31 December each year.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

All significant inter-company transactions and balances within the Group are eliminated on consolidation.

Goodwill

Goodwill arising on consolidation represents the excess of the cost of acquisition over the Group's interest in the fair value of the identifiable assets and liabilities of a subsidiary, associate or jointly controlled entity at the date of acquisition.

Goodwill arising on acquisitions prior to 1 January 2001 continues to be held in reserves, and will be charged to the income statement at the time of disposal of the relevant subsidiary, associate or a jointly controlled entity or at such time as the goodwill is determined to be impaired.

Goodwill arising on acquisitions after 1 January 2001 is capitalised and amortised on a straight line basis over its useful economic life. Goodwill arising on the acquisition of an associate or jointly controlled entity is included within the carrying amount of the associate or jointly controlled entity. Goodwill arising on the acquisition of subsidiaries is presented separately in the balance sheet.

On disposal of a subsidiary, associate or a jointly controlled entity, the attributable amount of unamortised goodwill/ goodwill previously eliminated against or credited to reserves is included in the determination of the profit or loss on disposal.

Negative goodwill

Negative goodwill represents the excess of the Group's interest in the fair value of the identifiable assets and liabilities of a subsidiary at the date of acquisition over the cost of acquisition.

Negative goodwill arising on acquisitions of subsidiaries prior to 1 January 2001 continues to be held in reserves and will be credited to income at the time of disposal of the relevant subsidiary.

Negative goodwill arising on acquisitions of subsidiaries after 1 January 2001 is presented as a deduction from assets and will be released to income based on an analysis of the circumstances from which the balance resulted.

3. Significant Accounting Policies (continued)

Negative goodwill (continued)

To the extent that the negative goodwill is attributable to losses or expenses anticipated at the date of acquisition but which do not represent identifiable liabilities at the date of acquisition, it is released to income in the period in which those losses or expenses arise. The remaining negative goodwill not exceeding aggregate fair values of acquired identified non-monetary assets is recognised as income on a straight line basis over the remaining average useful life of the identifiable acquired depreciable assets. To the extent that such negative goodwill exceeds the aggregate fair value of the acquired identifiable non-monetary assets, it is recognised in income immediately.

Revenue recognition

Trading of securities is recognised when the relevant transaction is executed.

Sales of goods are recognised when goods are delivered and title has passed.

Dividend income from investments is recognised when the Group's rights to receive payment have been established.

Interest income is accrued on a time basis by reference to the principal outstanding and at the interest rate applicable.

Rental income, including rental invoiced in advance from properties let under operating leases, is recognised on a straight line basis over the lease terms.

Investment properties

Investment properties are completed properties which are held for their investment potential, any rental income being negotiated at arm's length.

Investment properties are stated at their open market value based on independent professional valuations at the balance sheet date. Any revaluation increase or decrease of investment properties is credited or charged to the investment property revaluation reserve unless the balance on this reserve is insufficient to cover a revaluation decrease, in which case the excess of the revaluation decrease over the balance on the investment property revaluation reserve is charged to the income statement. Where a revaluation decrease has previously been charged to the income statement and a revaluation increase subsequently arises, this increase is credited to the income statement to the extent of the decrease previously charged.

On disposal of an investment property, the balance on the investment property revaluation reserve attributable to that property is transferred to the income statement.

No depreciation is provided in respect of investment properties except where the unexpired term, including the renewable period, of the relevant lease is twenty years or less.

3. Significant Accounting Policies (continued)

Property, plant and equipment

Property, plant and equipment are stated at cost or valuation less depreciation, amortisation and any identified impairment losses.

Land and buildings are stated in the balance sheet at their revalued amount, being the fair value on the basis of their existing use at the date of revaluation less any subsequent accumulated depreciation and amortisation and any subsequent impairment losses. Revaluations are performed with sufficient regularity such that the carrying amount does not differ materially from that which would be determined using fair values at the balance sheet date.

Any revaluation increase arising on revaluation of land and buildings is credited to the asset revaluation reserve except to the extent that it reverses a revaluation decrease of the same asset previously recognised as an expense, in which case the increase is credited to income statement to the extent of the decrease previously charged. A decrease in net carrying amount arising on revaluation of land and buildings is dealt with as an expense to the extent that it exceeds the balance, if any, held in asset revaluation reserve relating to a previous revaluation of that particular property. On the subsequent sale of land and buildings, the attributable revaluation increase not yet transferred to retained profits in prior years is transferred to retained profits.

Depreciation and amortisation is provided to write off the cost or valuation of property, plant and equipment over their estimated useful lives, using the straight line method, at the following rates per annum:

Leasehold land	Over the remaining lease terms
Buildings	Over the shorter of the lease terms or 30-50 years
Computer and electronic equipment	20%
Furniture and fixtures	20% - 50%
Motor vehicles	20% - 50%

The gain or loss arising from disposal or retirement of an asset is determined as the difference between the sale proceeds and the carrying amount of the asset and is included in net profit or loss for the period.

Subsidiaries

Investments in subsidiaries are included in the Company's balance sheet at cost less any identified impairment loss.

Associates

The consolidated income statement includes the Group's share of the post-acquisition results of its associates for the year. In the consolidated balance sheet, interests in associates are stated at the Group's share of the net assets of the associates less any identified impairment loss.

When the Group transacts with its associates, unrealised profits and losses are eliminated to the extent of the Group's interest in the relevant associate, except where unrealised losses provide evidence of an impairment of the asset transferred.

3. Significant Accounting Policies (continued)

Jointly controlled entity

Joint venture arrangements which involve the establishment of a separate entity in which each venturer has an interest are referred to as jointly controlled entities.

The Group's interests in jointly controlled entities are included in the consolidated balance sheet at the Group's share of the net assets of the jointly controlled entities less any identified impairment loss. The Group's share of the post-acquisition results of its jointly controlled entities is included in the consolidated income statement.

Investments in securities

Investments in securities are recognised on a trade-date basis and are initially measured at cost.

All securities other than held-to-maturity debt securities are measured at subsequent reporting dates at fair value.

Where securities are held for trading purposes, unrealised gains and losses are included in net profit or loss for the period. For other securities, unrealised gains and losses are dealt with in equity, until the security is disposed of or is determined to be impaired, at which time the cumulative gain or loss is included in net profit or loss for the period.

Inventories

Inventories, representing trade merchandise, are stated at the lower of cost and net realisable value. Cost is calculated using the first-in, first-out method.

Impairment

At each balance sheet date, the Group reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. An impairment loss is recognised as an expense immediately, unless the relevant asset is carried at a revalued amount under another SSAP, in which case the impairment loss is treated as a revaluation decrease under that SSAP.

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, such that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in prior years. A reversal of an impairment loss is recognised as income immediately, unless the relevant asset is carried at a revalued amount under another SSAP, in which case the reversal of the impairment loss is treated as a revaluation increase.

Derivatives used for trading and investment

Derivatives used in the Group's trading activities are recorded at fair value, and unrealised gains and losses are reflected in the income statement. The fair values of the trading positions generally are based on listed market prices. If listed market prices are not available or if the liquidation of the Group positions would reasonably be expected to impact market prices, fair value is determined based on other relevant factors, including dealer price quotations and price quotations for similar instruments traded in different markets, including markets located in different geographic areas. Fair values for certain derivative contracts are derived from pricing models which consider current market and contractual prices for the underlying financial instruments or commodities, as well as time value and yield curve or volatility factors underlying the positions.

3. Significant Accounting Policies (continued)

Taxation

The charge for taxation is based on the results for the year after adjusting for items which are non-assessable or disallowed. Timing differences arise from the recognition for tax purposes of certain items of income and expense in a different accounting period from that in which they are recognised in the financial statements. The tax effect of the resulting timing differences, computed using the liability method, is recognised as deferred taxation in the financial statements to the extent that it is probable that a liability or an asset will crystallise in the foreseeable future.

Operating leases

Rentals payable under operating leases are charged as expenses on a straight line basis over the terms of the relevant lease.

Retirement benefits scheme

Payments to the Group's defined contribution scheme or Mandatory Provident Fund scheme or the central pension scheme are charged as an expense as they fall due.

Foreign currencies

Transactions in currencies other than Hong Kong dollars are translated into Hong Kong dollars at the rates of exchange prevailing on the dates of the transactions. Monetary assets and liabilities denominated in currencies other than Hong Kong dollars are re-translated into Hong Kong dollars at the rates prevailing on the balance sheet date. Profits and losses arising on exchange are dealt with in net profit or loss for the period.

On consolidation, the assets and liabilities of the Group's overseas operations denominated in currencies other than Hong Kong dollars are translated into Hong Kong dollars at the exchange rates prevailing on the balance sheet date. Income and expense items denominated in currencies other than Hong Kong dollars are translated into Hong Kong dollars at the average exchange rates for the period. Exchange differences arising, if any, are classified as equity and transferred to the Group's translation reserve. Such translation differences are recognised as income or expense in the period in which the operation is disposed of.

4. Turnover

	2002	2001
	HK$'000	HK$'000
Sales of mobile phones	**168,241**	227,636
Net proceeds from sales of listed trading investments	**1,102,900**	2,086,281
Dividend income from listed investments	**10,493**	11,149
Other communication products	**11,218**	14,400
	1,292,852	2,339,466

5. Business and Geographical Information

Business segments

For management purposes, the Group is currently organised into two main operating divisions — mobile phone distribution, and securities trading and investments. Others mainly represent sales of other communication products and rental income earned during the year. These divisions are the basis on which the Group reports its primary segment information.

Segment information about these businesses is presented below:

For the year ended 31 December 2002

	Mobile phone distribution HK$'000	Securities trading and investments HK$'000	Others HK$'000	Consolidated HK$'000
Revenue				
External sales	168,241	1,113,393	11,218	1,292,852
Others	2,412	—	6,652	9,064
	170,653	1,113,393	17,870	1,301,916
Result				
Segment result	(21,015)	(537,490)	(4,925)	(563,430)
Unallocated other operating income				10,420
Unallocated corporate expenses				(29,345)
Loss from operations				(582,355)
Finance costs				(603)
Impairment loss recognised in respect of goodwill	—	(2,250)	—	(2,250)
Loss on disposal of an associate	—	(9,085)	—	(9,085)
Share of results of associates	—	(9,005)	—	(9,005)
Share of result of a jointly controlled entity	—	—	(119)	(119)
Loss before taxation				(603,417)
Tax credit				198
Loss before minority interests				(603,219)
Minority interests				305
Loss for the year				(602,914)

5. Business and Geographical Information (continued)

Business segments (continued)

For the year ended 31 December 2002

	Mobile phone distribution HK$'000	Securities trading and investments HK$'000	Others HK$'000	Consolidated HK$'000
Balance sheet				
Assets				
Segment assets	27,888	736,641	47,931	812,460
Interest in a jointly controlled entity	—	—	1,926	1,926
Unallocated corporate assets	—	—	—	96,387
Consolidated total assets				910,773
Liabilities				
Segment liabilities	39,039	45,830	19,165	104,034
Amount due to a jointly controlled entity	—	—	1,200	1,200
Unallocated corporate liabilities	—	—	—	6,773
Consolidated total liabilities				112,007

	Mobile phone distribution HK$'000	Securities trading and investments HK$'000	Others HK$'000	Unallocated segment HK$'000	Consolidated HK$'000
Other information					
Capital expenditure	88	—	211	996	1,295
Depreciation and amortisation	2,287	—	1,339	423	4,049
Impairment losses recognised in consolidated income statement	3,711	88,879	2,334	517	95,441
Other non-cash expenses	13	279,975	438	689	281,115

5. Business and Geographical Information (continued)

Business segments (continued)

For the year ended 31 December 2001

	Mobile phone distribution HK$'000	Securities trading and investments HK$'000	Others HK$'000	Consolidated HK$'000
Revenue				
External sales	227,636	2,097,430	14,400	2,339,466
Others	4,626	—	5,281	9,907
	232,262	2,097,430	19,681	2,349,373
Result				
Segment result	(53,341)	(556,666)	(3,040)	(613,047)
Unallocated other operating income				4,120
Unallocated corporate expenses				(69,097)
Loss from operations				(678,024)
Finance costs				(7,360)
Impairment loss recognised in respect of goodwill	—	(30,035)	—	(30,035)
Loss on deemed acquisition of additional interest in a subsidiary	—	(4,458)	—	(4,458)
Shares of results of associates	—	(12,593)	—	(12,593)
Share of result of a jointly controlled entity	—	—	(170)	(170)
Loss before taxation				(732,640)
Tax credit				2,002
Loss before minority interests				(730,638)
Minority interests				13,384
Loss for the year				(717,254)

5. Business and Geographical Information (continued)

Business segments (continued)

For the year ended 31 December 2001

	Mobile phone distribution HK$'000	Securities trading and investments HK$'000	Others HK$'000	Consolidated HK$'000
Balance sheet				
Assets				
Segment assets	52,114	1,131,341	57,627	1,241,082
Interests in associates	—	54,379	—	54,379
Interest in a jointly controlled entity	—	—	2,045	2,045
Unallocated corporate assets	—	—	—	216,245
Consolidated total assets				1,513,751
Liabilities				
Segment liabilities	81,798	51,637	21,557	154,992
Unallocated corporate liabilities	—	—	—	35,167
Consolidated total liabilities				190,159

	Mobile phone distribution HK$'000	Securities trading and investments HK$'000	Others HK$'000	Unallocated segment HK$'000	Consolidated HK$'000
Other information					
Capital expenditure	949	—	2,105	1,563	4,617
Depreciation and amortisation	2,572	—	1,415	358	4,345
Impairment loss recognised in consolidated income statement	—	52,886	—	—	52,886
Other non-cash expenses	766	30,154	3,656	4,458	39,034

5. Business and Geographical Information (continued)

Geographical segments

The Group's operations are located in Hong Kong and Mainland China ("China").

The Group's distribution of mobile phones is carried out in Hong Kong and China. Securities trading and investment are carried out in Hong Kong.

The following table provides an analysis of the Group's revenue by geographical market:

	Revenue by geographical market	
	2002	2001
	HK$'000	HK$'000
Hong Kong	**1,229,841**	2,166,996
China	**72,075**	182,377
	1,301,916	2,349,373

The following is an analysis of the carrying amount of segment assets, and additions to property, plant and equipment, analysed by the geographical area in which the assets are located:

	Carrying amount of segment assets		Additions to property, plant and equipment	
	At 31.12.2002	At 31.12.2001	**Year ended 31.12.2002**	Year ended 31.12.2001
	HK$'000	HK$'000	**HK$'000**	HK$'000
Hong Kong	**879,698**	1,452,684	**731**	4,143
China	**31,075**	61,067	**564**	474
	910,773	1,513,751	**1,295**	4,617

6. Net Losses on Investments

	2002 HK$'000	2001 HK$'000
Gain on realisation of other listed investments	**8,091**	5,292
Net realised loss on equity linked notes	**—**	(60,815)
Net realised loss on derivatives	**(48,167)**	(122,312)
Net unrealised loss on trading investments	**(200,017)**	(25,223)
Net unrealised loss on derivatives	**(79,958)**	(4,931)
Impairment loss recognised in respect of other investments *(Note)*	**(86,629)**	(22,851)
Net realised gain on corporate bonds	**2,446**	—
	(404,234)	(230,840)

Note:

As described in note 39, pursuant to the Repurchase Offer, the Group undertook to tender at least 152,760,720 shares in SHK (as defined in note 39) in November 2002 and subsequently realised 212,782,450 shares of SHK at a price of HK$1.3 per share of SHK. The directors determined that the value of these 212,782,450 shares of SHK was impaired and the impairment loss was transferred from the asset revaluation reserve to income statement during the year.

7. Other Operating Income

	2002 HK$'000	2001 HK$'000
Rental income from properties under operating leases after outgoings of HK$162,000 (2001: HK$75,000)	**6,308**	4,828
Interest income	**1,910**	3,868
Service income	**2,412**	4,878
Maintenance income	**344**	453
Write back of long outstanding payables	**5,166**	—
Others	**2,575**	—
	18,715	14,027

8. Loss from Operations

	2002 HK$'000	2001 HK$'000
Loss from operations has been arrived at after charging (crediting):		
Auditors' remuneration	**700**	1,200
Cost of inventories recognised as expenses	**173,628**	229,945
Redundancy and severance payments	**1,243**	—
Revaluation decrease of investment properties	**270**	2,200
Revaluation decrease of leasehold land and buildings	**48**	713
Depreciation and amortisation	**4,049**	4,345
Impairment loss recognised in respect of property, plant and equipment	**6,562**	—
Loss on disposal of property, plant and equipment	**822**	1,509
Staff costs, inclusive of directors' emoluments	**19,080**	28,753
Allowance for bad debts	**13,180**	16,855
Write back of:		
- provision for litigation costs	**(7,459)**	—
- allowance for bad debts	**(10,000)**	—

9. Finance Costs

The amounts represent interest on bank and other borrowings wholly repayable within five years.

10. Directors' Emoluments and Highest Paid Individuals

Directors' emoluments

The directors' emoluments are analysed as follows:

	2002 HK$'000	2001 HK$'000
Fees:		
Executive directors	**—**	60
Non-executive directors	**63**	—
Independent non-executive directors	**200**	200
	263	260
Other emoluments to executive directors:		
Salaries and other benefits	**848**	1,578
Retirement benefit scheme contributions	**36**	—
Total directors' emoluments	**1,147**	1,838

10. Directors' Emoluments And Highest Paid Individuals (continued)

Directors' emoluments (continued)

The emoluments of the directors are within the following bands:

	2002 Number of directors	2001 Number of directors
Nil to HK$1,000,000	**8**	4
HK$1,500,001 to HK$2,000,000	**—**	1

There was no compensation for loss of office paid to directors or former directors and no directors waived any emoluments for the year ended 31 December 2002 (2001: Nil).

Highest paid individuals

During the year, the five highest paid individuals did not include director (2001: one director), details of which are set out above. The emoluments for the five (2001: four) highest paid individuals of the Group are as follows:

	2002 HK$'000	2001 HK$'000
Salaries and other benefits	**3,686**	3,365
Retirement benefit scheme contributions	**160**	122
	3,846	3,487

The emoluments are within the following bands:

	2002 Number of employees	2001 Number of employees
Nil to HK$1,000,000	**4**	3
HK$1,000,001 to HK$1,500,000	**1**	1

11. Discontinuing Operations

The Group's mobile phone distribution and the intelligent building system integration business in China (collectively the "China Telecommunication Operations") were disposed of to an independent third party in March 2003.

The results of the China Telecommunication Operations for the year were as follows:

	2002 HK$'000	2001 HK$'000
Turnover	**68,115**	176,029
Other operating income	**3,456**	5,410
Operating costs	**(100,309)**	(226,874)
Finance costs	**(430)**	(155)
Share of result of a jointly controlled entity	**(119)**	(170)
Loss for the year	**(29,287)**	(45,760)

During the year, the China Telecommunication Operations used HK$11 million (2001: HK$24 million) from the Group's net operating cash flows, received HK$0.5 million (2001: paid HK$0.4 million) in respect of investing activities and paid HK$27 million (2001: received HK$37 million) in respect of financing activities.

The carrying amounts of the assets and liabilities of the China Telecommunication Operations at 31 December 2002 and 2001 are as follows:

	2002 HK$'000	2001 HK$'000
Total assets	**35,183**	76,328
Total liabilities	**(59,734)**	(71,593)

12. Impairment Loss Recognised in Respect of Goodwill

The directors have assessed the recoverable amount of the goodwill arising from the acquisition of additional interest in a subsidiary amounting to HK$2,250,000 during the year. The directors identified that goodwill to be impaired since the subsidiary has sustained losses for several years and continued suffering losses from its operations. Accordingly, the entire amount has been charged to the income statement in the current year.

In last year, the directors had assessed the recoverable amount of the goodwill arising from acquisition of an associate amounting to HK$30,035,000 and identified that the goodwill was impaired. The Group subscribed for the shares in the associate in May 2000, and as announced by the associate on 6 May 2000, the net proceeds from the subscription would be used as working capital for its information technology related businesses. However, as revealed in the associate's annual report 2001, the associate has terminated and made provisions for some of these projects. Accordingly, the carrying amount of the goodwill had been charged to the income statement in last year.

13. Share of Results of Associates

The share of results of associates for the year ended 31 December 2002 mainly included the results of Millennium Group Limited ("MGL") up to 30 June 2002 in accordance with the Group's accounting policy. In August 2002, the Group realised the entire interest in MGL, for consideration of HK$37,494,000 (net of expenses) at a loss of approximately HK$9,085,000.

14. Tax Credit

	2002 HK$'000	2001 HK$'000
The credit (charge) comprises:		
Hong Kong Profits Tax for the current year	—	(195)
Share of taxation of associates	198	2,197
	198	2,002

No provision for Hong Kong Profits Tax had been made in the financial statements for the year ended 31 December 2002 as the Group had no assessable profit.

Hong Kong Profits Tax was calculated at 16% on the estimated assessable profits for 2001.

Details of the unprovided deferred taxation are set out in note 31.

15. Dividend

	2002 HK$'000	2001 HK$'000
Final dividend paid in 2001 in respect of the year ended 31 December 2000 of 0.5 HK cents per ordinary share	—	46,432

16. Loss Per Share

The calculation of basic and diluted loss per share is based on the following data:

	2002 HK$'000	2001 HK$'000
Loss for the purpose of basic and diluted loss per share	(602,914)	(717,254)

	Number of shares	Number of shares
Weighted average number of ordinary shares for the purposes of basic and diluted loss per share	9,286,462,340	9,286,462,072

The computation of diluted loss per share for the current year does not assume the exercise of the Company's outstanding warrants because their exercise price was higher than the average market price for shares for both years.

17. Investment Properties

	THE GROUP HK$'000
VALUATION	
At 1 January 2002	32,880
Revaluation decrease	(270)
At 31 December 2002	32,610

The Group's investment properties are analysed as follows:

	2002 HK$'000	2001 HK$'000
Properties held under medium term leases:		
– in Hong Kong	15,610	15,880
– in China	17,000	17,000
	32,610	32,880

The Group's investment properties were revalued at 31 December 2002 by DTZ Debenham Tie Leung Limited, a firm of independent professional property valuers, at HK$32,610,000 on an open market, existing use basis. The resulting revaluation decrease of HK$270,000 (2001: HK$2,200,000) has been charged to the consolidated income statement.

All the investment properties of the Group are rented out under operating leases.

18. Property, Plant and Equipment

	Leasehold land and buildings HK$'000	Computer and electronic equipment HK$'000	Furniture and fixtures HK$'000	Motor vehicles HK$'000	Total HK$'000
THE GROUP					
COST OR VALUATION					
At 1 January 2002	11,230	12,261	8,341	2,317	34,149
Reclassification	—	(54)	54	—	—
Additions	—	300	995	—	1,295
Disposals	—	(940)	(1,431)	(521)	(2,892)
Revaluation decrease	(295)	—	—	—	(295)
At 31 December 2002	10,935	11,567	7,959	1,796	32,257
Comprising:					
At cost	—	11,567	7,959	1,796	21,322
At valuation - 2002	10,935	—	—	—	10,935
	10,935	11,567	7,959	1,796	32,257
DEPRECIATION AND AMORTISATION AND IMPAIRMENT LOSS					
At 1 January 2002	—	5,148	2,806	1,427	9,381
Reclassification	—	(11)	11	—	—
Provided for the year	247	2,008	1,448	346	4,049
Impairment loss	—	3,070	3,300	192	6,562
Eliminated on disposals	—	(676)	(648)	(358)	(1,682)
Eliminated on revaluation	(247)	—	—	—	(247)
At 31 December 2002	—	9,539	6,917	1,607	18,063
NET BOOK VALUES					
At 31 December 2002	10,935	2,028	1,042	189	14,194
At 31 December 2001	11,230	7,113	5,535	890	24,768

In the opinion of the directors, certain assets with carrying value of HK$2,566,000 (2001: Nil) are impaired since the directors have decided to discontinue the operating leases in respect of some of the office premises on which the assets are located. On the other hand, certain assets with carrying value of HK$3,996,000 (2001: Nil) are impaired due to physical damage and technical obsolescence.

18. Property, Plant and Equipment (continued)

The land and buildings of the Group are analysed as follows:

	THE GROUP	
	2002	2001
	HK$'000	HK$'000
Properties situated in Hong Kong, held under medium term leases	**4,505**	4,600
Properties situated in China, held under:		
– long leases	**2,800**	2,930
– medium term leases	**3,630**	3,700
	10,935	11,230

All the land and buildings of the Group were revalued at 31 December 2002 by DTZ Debenham Tie Leung Limited, a firm of independent professional property valuers, on an open market value basis. The resulting revaluation decrease arising on the revaluation of HK$48,000 (2001: HK$713,000) has been charged to the consolidated income statement.

Had all the land and buildings of the Group been carried at cost less accumulated depreciation and amortisation, the carrying values of these properties would have been stated at HK$18,963,000 (2001: HK$19,443,000).

19. Interests in Subsidiaries

	THE COMPANY	
	2002	2001
	HK$'000	HK$'000
Unlisted shares, at cost	**32,168**	32,168
Amounts due from subsidiaries	**4,132,179**	3,135,122
	4,164,347	3,167,290
Less: Allowances on amounts due from subsidiaries	**(1,887,081)**	(94,524)
	2,277,266	3,072,766

Particulars of the principal subsidiaries as at 31 December 2002 are set out in note 40.

In the opinion of the directors, the amounts due from subsidiaries will not be repaid within twelve months from the balance sheet date. Accordingly, it is classified as non-current.

20. Interests in Associates

	THE GROUP	
	2002	2001
	HK$'000	HK$'000
Share of net assets	**—**	54,379

During the year, the Group acquired additional interest in MGL amounting to HK$1,007,000. Then, the entire interest in this associate was realised by the Group at a consideration of HK$37,494,000 net of expenses in August 2002.

At 31 December 2001, it represented the share of net assets of MGL.

21. Interest in A Jointly Controlled Entity

	THE GROUP	
	2002	2001
	HK$'000	HK$'000
Share of net assets	**1,926**	2,045

Particulars of the jointly controlled entity as at 31 December 2002 are set out in note 41.

22. Investments in Securities

THE GROUP

	Trading investments		Other investments		Total	
	2002	2001	**2002**	2001	**2002**	2001
	HK$'000	HK$'000	**HK$'000**	HK$'000	**HK$'000**	HK$'000
Equity securities						
– listed in Hong Kong	**333,179**	665,685	**295,991**	285,409	**629,170**	951,094
– unlisted	**104,607**	127,319	**—**	—	**104,607**	127,319
	437,786	793,004	**295,991**	285,409	**733,777**	1,078,413
Carrying amount analysed for reporting purposes as						
– Non-current	**—**	—	**284,306**	264,984	**284,306**	264,984
– Current	**437,786**	793,004	**11,685**	20,425	**449,471**	813,429
	437,786	793,004	**295,991**	285,409	**733,777**	1,078,413
Market value of listed securities	**333,179**	665,685	**295,991**	285,409	**629,170**	951,094

22. Investments in Securities (continued)

As at 31 December 2002, particulars of the Group's investments in the equity securities which exceed 10% of the assets of the Group disclosed pursuant to Section 129(2) of the Hong Kong Companies Ordinance are as follows:

Name of company	Place of incorporation	Class of shares	Percentage of issued share capital held by the Group
Sun Hung Kai & Co. Limited	Hong Kong	Ordinary	17.99%
Allied Group Limited	Hong Kong	Ordinary	9.75%

23. Inventories

	THE GROUP	
	2002	2001
	HK$'000	HK$'000
Inventories held for resale	**10,315**	12,911

At 31 December 2002, inventories of HK$782,000 (2001: HK$9,278,000) were carried at net realisable value.

24. Debtors, Deposits and Prepayments

The Group has a policy of allowing an average credit period of 30-90 days to its trade debtors.

An aged analysis of trade debtors is as follows:

	THE GROUP	
	2002	2001
	HK$'000	HK$'000
Within 90 days	**10,454**	18,397
91 - 180 days	**3,352**	132
181 - 360 days	**—**	434
Over 360 days	**—**	684
	13,806	19,647
Other debtors, deposits and prepayments	**6,849**	26,726
Net premium paid for derivatives	**2,448**	45,724
	23,103	92,097

25. Loan Receivable

The loan bears interest at 15% per annum and is repayable on 26 May 2003.

26. Creditors and Accrued Charges

An aged analysis of trade creditors is as follows:

	THE GROUP	
	2002	2001
	HK$'000	HK$'000
Within 90 days	**4,057**	8,071
91 - 180 days	**377**	37
181 - 360 days	**117**	501
Over 360 days	**8,541**	8,928
	13,092	17,537
Other creditors and accrued charges	**46,558**	112,858
	59,650	130,395

27. Amount Due to A Jointly Controlled Entity

The amount due to a jointly controlled entity of the Group is unsecured, interest free and has no fixed terms of repayment.

28. Amounts Due to Subsidiaries

The amounts due to subsidiaries of the Company are unsecured, interest free and have no fixed terms of repayment. The subsidiaries confirmed that the repayment of the amounts will not be demanded within the next twelve months from the balance sheet date. Accordingly, the amounts are shown as non-current.

29. Share Capital

	Number of shares		Value	
	2002	2001	**2002**	2001
			HK$'000	HK$'000
Ordinary shares of HK$0.01 each				
Authorised:				
At beginning and end of the year	**30,000,000,000**	30,000,000,000	**300,000**	300,000
Issued and fully paid:				
At beginning of the year	**9,286,462,340**	9,286,461,740	**92,865**	92,865
Warrants exercised *(Note)*	**—**	600	**—**	—
At end of the year	**9,286,462,340**	9,286,462,340	**92,865**	92,865

Note:

During the year ended 31 December 2001, warrants were exercised to subscribe for 600 ordinary shares of the Company at an exercise price of HK$0.30 per share.

29. Share Capital (continued)

Warrants

During the year ended 31 December 2000, 1,856,688,098 warrants in the value of HK$557,006,000 were issued at HK$0.05 on the basis of one warrant for every five ordinary shares held on 15 May 2000. Each warrant entitles the holder to subscribe in cash at a price of HK$0.30 each, subject to adjustment, for one ordinary share in the Company, at any time from the date of issue up to 6 June 2003 (both days inclusive).

At 31 December 2002, the Company had outstanding 1,856,666,248 warrants in the value of HK$557,000,000. Exercise in full of such warrants would result in the issue of 1,856,666,248 additional ordinary shares of HK$0.01 each.

30. Reserves

	Share premium HK$'000	Contributed surplus HK$'000	Capital redemption reserve HK$'000	Warrant reserve HK$'000	Retained profits (deficit) HK$'000	Total HK$'000
THE COMPANY						
At 1 January 2001	1,135,685	32,883	1,922	90,381	80,908	1,341,779
Loss for the year	—	—	—	—	(65,008)	(65,008)
Dividend paid *(note 15)*	—	—	—	—	(46,432)	(46,432)
At 31 December 2001	1,135,685	32,883	1,922	90,381	(30,532)	1,230,339
Loss for the year	—	—	—	—	(435,358)	(435,358)
At 31 December 2002	**1,135,685**	**32,883**	**1,922**	**90,381**	**(465,890)**	**794,981**

The contributed surplus of the Company represents the difference between the nominal value of the Company's shares issued at the date on which the group reorganisation became effective, in exchange for the shares of the subsidiaries, and the underlying net assets of the subsidiaries acquired, less distributions subsequently made by the Company.

In addition to retained profits of the Company, under the Companies Act 1981 of Bermuda (as amended), the contributed surplus is also available for distribution to shareholders. However, a company cannot declare or pay a dividend, or make a distribution out of contributed surplus, if:

(a) the company is, or would after the payment be, unable to pay its liabilities as they become due; or

(b) the realisable value of the company's assets would thereby be less than the aggregate of its liabilities and its issued share capital and share premium account.

In the opinion of the directors, the Company had no reserves available for distribution to shareholders at 31 December 2002. The reserves available for distribution to shareholders at 31 December 2001 amounted to HK$2,351,000.

31. Deferred Taxation

The unrecognised potential deferred tax credit of the Group for the year is HK$61,833,000 (2001: HK$237,500,000), which comprises mainly the tax effect of timing differences arising from tax losses.

As at 31 December 2002, the potential deferred tax asset not recognised in the financial statements of the Group is HK$322,947,000 (2001: HK$261,114,000), which comprises mainly the tax effect of timing differences arising from tax losses available to set off against future assessable profit.

The potential deferred taxation in respect of timing differences has not been recognised in the financial statements as it is not certain that the tax losses will be utilised in the foreseeable future.

The Company did not have any significant unprovided deferred taxation at the balance sheet date.

32. Contingent Liabilities

(a) The Company has given guarantees to banks in respect of general facilities granted to a subsidiary. As at 31 December 2002 and 2001, no facilities were utilised by the subsidiary.

In addition, the Company has also provided guarantees to several securities houses in respect of the facilities granted to subsidiaries. As at 31 December 2002 and 2001, no facilities were utilised by the subsidiaries.

(b) In respect of the disposal of a subsidiary in prior years, the Group has given an indemnity to the purchaser against all liabilities, losses, costs and expenses suffered and/or incurred by the purchaser in relation to or arising out of the assignment of certain of the subsidiary's business contracts.

(c) In 1997, the Company had given a counter-indemnity to a former substantial shareholder and the ex-chairman of Pacific Century Cyberworks Limited (formerly Tricom Holdings Limited "Tricom"), and Chambord Investment Inc. in respect of certain indemnities given to Tricom at the time of and to facilitate the listing of Tricom's shares on the Stock Exchange. These indemnities related to the use of the Tricom tradename, the infringement of the permitted use of properties, the guarantees granted to Tricom to secure banking facilities and tax liabilities.

In respect of (b) and (c) above, the directors were not able to estimate the financial effect of the indemnities and warranty given.

33. Litigation

(a) In November 1998, a writ was issued against the Company's subsidiaries, Hongkong Digital Television Limited ("Digital TV", formerly Star Interactive Television Limited) and Star Telecom Services Limited ("STSL", formerly Hong Kong Star Internet Limited) by nCube Corporation ("nCube"), claiming the sum of approximately US$1,980,000 (equivalent to approximately HK$15,305,000) plus interest in relation to the alleged purchase of two MediaCube 3000 systems by Digital TV from nCube. The claim of nCube against STSL was on the basis of a chop of STSL on the contract between Digital TV and nCube. STSL had taken legal advice and had been advised that it was very unlikely that STSL would be held liable to the claim of nCube. Digital TV was also opposing the claim of nCube and had taken legal advice.

As advised by its lawyers, Digital TV had reasonable grounds in defending the claim and, accordingly, had not made any provision in the financial statements in connection with the claim. Digital TV filed a defence in this section on 14 December 1998 and nCube had failed to take further action since that date. There was no progress during the year in respect of the litigation.

(b) Stellar One Corporation ("Stellar One") served a statutory demand under Section 178 of the Hong Kong Companies Ordinance for the sum of approximately US$1,152,000 (equivalent to approximately HK$8,983,000) upon Digital TV in November 1998. Stellar One filed a winding up petition against Digital TV in December 1998 which was vigorously opposed by Digital TV. Digital TV applied for an order for security for the costs against Stellar One. On 4 May 1999, the Court ordered Stellar One to pay HK$200,000 to the court as security for the costs of Digital TV on or before 7 May 1999. Stellar One failed to pay that amount to the court.

The petition was dismissed in November 1999 and Stellar One was to pay Digital TV its cost of the petition, which amounted to HK$254,000. Stellar One had indicated that it would proceed to arbitration in Honolulu to recover the alleged amount.

Digital TV took legal advice and was advised that the arbitration proceedings had not commenced as of the date of approval of these financial statements. As advised by its lawyers, Digital TV had reasonable grounds in defending the claims and, accordingly, had not made any provision in the financial statements in connection with the claims.

Save and except for the matters specified above, neither the Company nor any of its subsidiaries is engaged in any litigation or claims of material importance and, so far as the directors of the Company are aware, no litigation or claims of material importance are pending or threatened by or against any companies of the Group.

34. Pledge of Assets

At the balance sheet date, the following assets of the Group were pledged to banks to secure short term banking facilities:

	THE GROUP	
	2002	2001
	HK$'000	HK$'000
Marketable securities	**164,554**	218,368
Bank deposits	**7,567**	—
	172,121	218,368

35. Operating Lease Arrangements

The Group as lessee:

	THE GROUP	
	2002	2001
	HK$'000	HK$'000
Minimum lease payments paid under operating leases in respect of premises	**10,515**	16,149

At the balance sheet date, the Group had outstanding commitments for future minimum lease payments under operating leases in respect of rented premises which fall due as follows:

	THE GROUP	
	2002	2001
	HK$'000	HK$'000
Within one year	**3,945**	11,524
In the second to fifth year inclusive	**1,173**	5,049
	5,118	16,573

Operating lease payments represent rentals payable by the Group for certain of its office premises and warehouses. Leases are negotiated for an average term of two to five years and rentals are fixed for an average term of two to five years.

The Group as lessor:

Property rental income earned during the year was HK$6,470,000 (2001: HK$4,903,000). The investment properties are expected to generate rental yields of 5.7% (2001: 5.7%). The properties held have committed tenants for an average of two to five years.

35. Operating Lease Arrangements (continued)

The Group as lessor: (continued)

At the balance sheet date, the Group had contracted with tenants for the following future minimum lease payments under non-cancellable operating leases in respect of rented premises which fall due as follows:

	THE GROUP	
	2002	2001
	HK$'000	HK$'000
Within one year	**4,033**	5,666
In the second to fifth year inclusive	**1,185**	6,110
	5,218	11,776

At 31 December 2002, the Company had no commitments under operating leases (2001: Nil).

36. Share Option Scheme

Pursuant to the Company's share option scheme adopted on 10 July 1991 (the "Share Option Scheme"), the Board of Directors may, at its discretion, grant options to eligible employees, including directors, of the Company or any of its subsidiaries to subscribe for shares in the Company at a price which is 80% of the average of the closing prices of the shares on the Stock Exchange on the five trading days immediately preceding the date of granting the options or the nominal value of the shares, whichever is the higher.

The maximum number of shares in respect of which options may be granted under the Share Option Scheme shall not exceed 10% of the issued share capital of the Company from time to time.

The options previously granted were exercisable during the one-year period commencing one year after the date on which the options were accepted. An amendment was passed at a special general meeting of the Company on 2 April 1997 to alter the definition of the option period as up to a maximum of ten years, as may be decided by the Board of Directors, after the date of acceptance of the options.

Pursuant to an ordinary resolution passed on 29 July 1999, the issued and unissued shares of the Company were subdivided from the one share of HK$0.10 each into the ten shares of HK$0.01 each with effect from 30 July 1999. The share options were subdivided in the same manner accordingly.

The Share Option Scheme expired on 9 July 2001.

37. Retirement Benefit Schemes

The Group operates a defined contribution retirement benefit scheme for its qualifying employees in Hong Kong. The assets of the scheme are held separately from those of the Group in funds under the control of independent trustee.

The retirement benefit scheme contributions charged to the income statement represent contributions payable to the scheme by the Group at rates specified in the rules of the scheme. Where there are employees who leave the scheme prior to vesting fully in the contributions, the amount of the forfeited contributions will be used to reduce future contributions payable by the Group or will be refunded to the Group upon request.

37. Retirement Benefit Schemes (continued)

As at 31 December 2002, there were forfeited contributions of HK$17,000 (2001: Nil), which arose upon employees leaving the scheme and which were available to reduce the contributions payable by the Group in future years.

In addition to the defined contribution retirement benefit scheme, the Group is required to contribute to Mandatory Provident Fund and central pension scheme for certain employees in Hong Kong and China, respectively, based on applicable rates of monthly salary in accordance with the relevant regulations.

During the year, the retirement benefits scheme contributions net of forfeited contributions of HK$43,000 (2001: HK$201,000), amounting to HK$136,000 (2001: HK$165,000).

38. Related Party Transactions

During the year ended 31 December 2002, the Company paid a reimbursement of expenses of HK$4,000,000 (2001: HK$6,000,000) to China Sci-Tech Holdings Limited ("CST"), a former substantial shareholder of the Company. The reimbursement includes (i) salaries of two directors of the Company, both of them are also directors of CST, (ii) other staff costs, and (iii) daily operating expenses. The reimbursement is based on the actual costs incurred by CST.

39. Post Balance Sheet Events

(a) In November 2002, Sun Hung Kai & Co. Limited ("SHK") made an offer to its shareholders to repurchase up to 325,600,000 shares of SHK at a price of HK$1.3 per share of SHK to be paid by cash of HK$0.3 and by loan notes of HK$1.0 (the "Repurchase Offer"). Gold Chopsticks Limited ("Gold Chopsticks"), an indirect wholly owned subsidiary of the Company, which held 270,535,000 shares of SHK, made an irrevocable undertaking to SHK to tender at least 152,760,720 shares of SHK or additional number of shares in respect of its current shareholding pursuant to the term of the Repurchase Offer to ensure its shareholding percentage in SHK would be reduced to not more than 9.9% of the issued share capital of SHK as a result of the Repurchase Offer.

In February 2003, pursuant to the Repurchase Offer, Gold Chopsticks realised 212,782,450 shares of SHK at a price of HK$1.3 per share of SHK to SHK.

(b) In March 2003, Fulltime Profits Limited, an indirect wholly owned subsidiary of the Company, and its subsidiaries, were disposed of for a consideration of HK$1 to a third party.

(c) In March 2003, Sincere Way Limited ("Sincere Way"), an indirect wholly owned subsidiary of the Company, made a voluntary conditional offer to all the shareholders of Fortuna International Holdings Limited ("Fortuna"), a company listed on the Stock Exchange, to acquire all the issued shares of Fortuna other than those held by Sincere Way and parties acting in concert with it at an offer price of HK$0.02 per share in cash (the "Offer").

Assuming there are 3,993,409,113 shares of Fortuna in issue (as set out in the Interim Report of Fortuna as at 30 June 2002), based on HK$0.02 per share of Fortuna, the Offer values the entire issued share capital of Fortuna at approximately HK$79.87 million.

The Group considers the Offer represented an opportunity for the Group to widen its business scope and to participate in the production and distribution of wines in China.

40. Particulars of Principal Subsidiaries

Particulars of the principal subsidiaries as at 31 December 2002 are as follows:

Name of subsidiary	Place of incorporation/ registration	Nominal value of issued ordinary share/ registered capital	Percentage of equity attributable to the Company	Principal activities
Directly held				
Energetic Resources Limited	British Virgin Islands	Ordinary US$1	**100%**	Investment holding
Star Paging (BVI) Limited	British Virgin Islands	Ordinary US$400	**100%**	Investment holding
Superior Team Limited	British Virgin Islands	Ordinary US$1	**100%**	Investment holding
Indirectly held				
China Online Nominees Limited	Hong Kong	Ordinary HK$200	**100%**	Investment holding
Dualiane Limited	British Virgin Islands	Ordinary US$1	**100%**	Investment holding
Focus Clear Limited	British Virgin Islands	Ordinary US$1	**100%**	Securities trading in Hong Kong
Forepower Limited	British Virgin Islands	Ordinary US$1	**100%**	Property investment in Hong Kong
Fulltime Profits Limited	British Virgin Islands	Ordinary US$700	**100%**	Investment holding
Genwo Limited	Hong Kong	Ordinary HK$200,000	**100%**	Property holding
Gold Chopsticks Limited	British Virgin Islands	Ordinary US$1	**100%**	Investment holding

40. Particulars of Principal Subsidiaries (continued)

Name of subsidiary	Place of incorporation/ registration	Nominal value of issued ordinary share/ registered capital	Percentage of equity attributable to the Company	Principal activities
Indirectly held (continued)				
Honest Opportunity Limited	British Virgin Islands	Ordinary US$1	**100%**	Securities trading in Hong Kong
Kintic Limited	Hong Kong	Ordinary HK$2	**100%**	Property investment
Konnic Limited	Hong Kong	Ordinary HK$2	**100%**	Property holding
Natural Flair Limited	British Virgin Islands	Ordinary US$1	**100%**	Investment holding
Pro Leader Limited	British Virgin Islands	Ordinary US$1	**100%**	Investment holding
Rich Investments Limited	Hong Kong	Ordinary HK$2	**100%**	Property holding
上海得信佳通信設備有限公司 (Shanghai Tricom Telecom Equipment Co., Ltd.)*	China	Registered US$4,500,000	**93.3%**	Sale and distribution of telecommunication equipment and provision of intelligent building system integration services
上海星際通電子通訊產品連鎖銷售有限公司 (Shanghai Tristar Telecom Co., Ltd.)[Δ]	China	Registered RMB2,000,000	**93.3%**	Sale and distribution of telecommunication equipment
Sparkling Summer Limited	British Virgin Islands	Ordinary US$6,500,000	**100%**	Securities trading in Hong Kong

40. Particulars of Principal Subsidiaries (continued)

Name of subsidiary	Place of incorporation/ registration	Nominal value of issued ordinary share/ registered capital	Percentage of equity attributable to the Company	Principal activities
Indirectly held (continued)				
Star Telecom (China Investment) Limited	Hong Kong	Ordinary HK$2	100%	Investment holding
Star Telecom Holding Limited	Hong Kong	Ordinary HK$200 Deferred# HK$4,000,000	100%	Investment holding
Star Telecom Limited	Hong Kong	Ordinary HK$3,000,000	100%	Telecom and IT products and services
Star Telecom Properties Limited	Hong Kong	Ordinary HK$200	100%	Investment and property holding
Taskwell Limited	British Virgin Islands	Ordinary US$1	100%	Investment holding
Tricom Shanghai Communications Limited	Hong Kong	Ordinary HK$2	100%	Investment holding
Tricom Tianchi Limited	Hong Kong	Ordinary HK$2	100%	Investment holding
Vinka Limited	Hong Kong	Ordinary HK$2	100%	Investment holding
Widerich Limited	Hong Kong	Ordinary HK$2	100%	Property investment

* Sino-foreign equity joint venture

Δ Registered in China with limited liability

\# The deferred shares, which are not held by the Group, practically carry no rights to any dividend or any distribution in winding up or to receive notice of or to attend or vote at any general meeting of the company

40. Particulars of Principal Subsidiaries (continued)

The above table lists the subsidiaries of the Company which, in the opinion of the directors, principally affected the results of the year or assets of the Group. To give details of other subsidiaries would, in the opinion of the directors, result in particulars of excessive length.

All subsidiaries operate principally in their places of incorporation unless specified otherwise under "Principal activities".

None of the subsidiaries had any debts securities subsisting at 31 December 2002 or at any time during the year.

41. Particulars of A Jointly Controlled Entity

As at 31 December 2002, the Group had an interest in the following jointly controlled entity:

Name	Business structure	Place of incorporation/ registration	Principal place of operation	Percentage of interest attributable to the Group	Principal activities
泰州得信佳通信設備有限公司 (Taizhou Tricom Telecom Equipment Co., Ltd.)##	Corporate	China	China	**74.6%**	Sale and distribution of telecommunication equipment

\## The Group does not have effective control over the company, and accordingly, the company has not been accounted for as a subsidiary

The consolidated results and the assets and liabilities of the Group for the past five financial years, as extracted from the Group's published audited financial statements and reclassified as appropriate, are set out below:

Results

	For the year ended 31 December				
	1998	1999	2000	2001	**2002**
	HK$'000	HK$'000	HK$'000	HK$'000	**HK$'000**
Turnover					
Continuing operations	215,169	557,584	2,663,069	2,339,466	**1,292,852**
Discontinued operations	719,748	148,723	—	—	**—**
	934,917	706,307	2,663,069	2,339,466	**1,292,852**
(Loss) profit before taxation	(610,568)	328,628	1,321,989	(732,640)	**(603,417)**
Taxation	13,899	(2,578)	2,161	2,002	**198**
(Loss) profit before minority interests	(596,669)	326,050	1,324,150	(730,638)	**(603,219)**
Minority interests	31,944	11,374	17,612	13,384	**305**
(Loss) profit for the year	(564,725)	337,424	1,341,762	(717,254)	**(602,914)**

Assets and Liabilities

	At 31 December				
	1998	1999	2000	2001	**2002**
	HK$'000	HK$'000	HK$'000	HK$'000	**HK$'000**
Total assets	922,977	4,449,208	2,590,317	1,513,751	**910,773**
Total liabilities	(554,094)	(126,919)	(418,898)	(190,159)	**(112,007)**
Minority interests	(31,946)	(26,843)	(9,231)	(305)	**—**
Shareholders' funds	336,937	4,295,446	2,162,188	1,323,287	**798,766**

財務概要

以下為本集團於過去五年財政年度之綜合業績及資產與負債，乃摘錄自本集團已公佈之經審核財務報告，並適當地重新分類：

業績

	截至十二月三十一日止年度				
	一九九八年 千港元	一九九九年 千港元	二零零零年 千港元	二零零一年 千港元	**二零零二年 千港元**
營業額					
持續經營業務	215,169	557,584	2,663,069	2,339,466	**1,292,852**
已終止經營業務	719,748	148,723	—	—	—
	934,917	706,307	2,663,069	2,339,466	**1,292,852**
除稅前（虧損）溢利	(610,568)	328,628	1,321,989	(732,640)	**(603,417)**
稅項	13,899	(2,578)	2,161	2,002	**198**
未計少數股東權益前（虧損）溢利	(596,669)	326,050	1,324,150	(730,638)	**(603,219)**
少數股東權益	31,944	11,374	17,612	13,384	**305**
本年度（虧損）溢利	(564,725)	337,424	1,341,762	(717,254)	**(602,914)**

資產及負債

	於十二月三十一日				
	一九九八年 千港元	一九九九年 千港元	二零零零年 千港元	二零零一年 千港元	**二零零二年 千港元**
資產總值	922,977	4,449,208	2,590,317	1,513,751	**910,773**
負債總額	(554,094)	(126,919)	(418,898)	(190,159)	**(112,007)**
少數股東權益	(31,946)	(26,843)	(9,231)	(305)	—
股東資金	336,937	4,295,446	2,162,188	1,323,287	**798,766**



2002



目 錄

2 公司資料

3 股東週年大會通告

4 主席報告

7 董事及高級管理人員簡介

9 董事會報告書

12 核數師報告書

13 綜合收益表

14 綜合資產負債表

15 資產負債表

16 綜合權益變動表

17 綜合現金流量表

19 財務報告附註

51 財務概要

董事會

莊淑涴女士 *(主席)*
王炳忠拿督 *(執行董事)*
江木賢先生 *(執行董事)*
鄭慕智先生 *(獨立非執行董事)*
譚少華先生 *(獨立非執行董事)*
勞偉安先生 *(獨立非執行董事)*

秘書

馮靖文女士

核數師

德勤 • 關黃陳方會計師行
執業會計師

註冊辦事處

Cedar House, 41 Cedar Avenue
Hamilton HM12, Bermuda

香港之總辦事處及主要營業地點

香港
灣仔
駱克道333號
中國網絡中心47樓

網址

http://www.chinaonline.com.hk

主要往來銀行

中國銀行(香港)有限公司
中信嘉華銀行有限公司(前稱「香港華人銀行有限公司」)
法國興業銀行
渣打銀行

美國預託證券託管銀行

The Bank of New York
American Depositary Receipts
620 Avenue of the Americas, 6/F
New York, NY 10011
USA

律師

胡百全律師事務所
簡家驄律師行
齊伯禮律師行
普蓋茨律師事務所
凱源律師事務所

股份過戶登記處香港分處

登捷時有限公司
香港
灣仔
告士打道56號
東亞銀行港灣中心地下

股東週年大會通告

茲通告本公司謹訂於二零零三年六月三日(星期二)上午十時正假座香港灣仔港灣道1號會展廣場西南座皇朝會7樓會議廳舉行股東週年大會，藉以討論下列事項：—

1. 省覽及考慮截至二零零二年十二月三十一日止年度之經審核財務報告與董事會報告書及核數師報告書。

2. 重選董事並授權董事釐定其酬金。

3. 重新委聘核數師並授權董事釐定其酬金。

承董事會命

公司秘書

馮靖文

香港，二零零三年四月九日

附註：

(i) 凡有權出席本公司大會或本公司任何類別股份持有人大會及投票之本公司股東，均有權委任他人為其代表，代其出席及投票。受委代表毋須為本公司股東。股東可委任超過一位代表出席同一大會。

(ii) 委任代表之文件須由委任人或獲委任人以書面正式授權之授權人親筆簽署，如委任人為公司，則須加蓋公司印鑑或由公司負責人或獲正式授權之授權人親筆簽署。

(iii) 委任代表之文件連同經簽署之授權書或其他授權文件(如有)或經公證人證明之授權書或授權文件副本，最遲須於名列該文件人士擬投票之大會或續會之指定舉行時間四十八小時前，送達本公司之股份過戶登記處香港分處登捷時有限公司，地址為香港灣仔告士打道56號東亞銀行港灣中心地下，逾期無效。

各股東：

除著China Spirit Limited向China Sci-Tech Holdings Limited中國科技集團有限公司*收購本公司28.33%之已發行股份並於二零零二年八月二十三日委任本人加入本公司董事會(「董事會」)，本人謹代表董事會呈報本集團截至二零零二年十二月三十一日止財政年度之業務及其他方面之進展。

財務業績

本集團截至二零零二年十二月三十一日止年度之營業額為1,292,852,000港元，較二零零一年之營業額減少44.7%。本集團錄得截至二零零二年十二月三十一日止年度之股東應佔虧損淨額為602,914,000港元，相對於二零零一年同期錄得之虧損淨額為717,254,000港元。

股息

於本年度，本公司並無派付中期股息(二零零一年：無)。董事不建議派付二零零二年年度之末期股息(二零零一年：無)。

業務回顧

於回顧年度內，由於本港經濟仍未見復甦跡象，加上消費意願疲弱，投資者信心不足，本集團之經營環境依然艱困。

誠如截至二零零二年六月三十日止六個月之中期報告所指，儘管本集團在香港之流動電話分銷部門星光電訊有限公司(「星光電訊」)錄得營業額約111,000,000港元，較二零零一年同期增加68.8%，惟星光電訊之表現仍受消費市場呆滯及競爭劇烈所影響。為維持星光電訊之競爭力，本集團自二零零二年下半年開始實施一系列成本減省及重組措施，藉以減低其營運開支及重整其業務運作。

本集團於中華人民共和國(「中國」)之業務，即中國流動電話分銷業務及中國智能大廈系統集成業務(統稱「該中國業務」)分別錄得營業額約57,000,000港元及11,000,000港元，分別較上一年減少64.8%及22.1%。由於在競爭劇烈之市況下經營，該中國業務近年持續錄得虧損。鑑於該中國業務之前景依然暗淡，為避免進一步招致虧損及投入現金支持該中國業務，本集團已決定出售該中國業務，而有關出售之事項已於二零零三年三月完成。

本集團之金融工具買賣及投資錄得營業額約1,100,000,000港元，較上一年度下跌46.9%。二零零二年下半年，原已疲弱之經濟及投資環境因美國可能對伊拉克動武所帶來之不確定因素而再次受到重創。

於二零零二年八月二十一日，本集團完成變現其於豐泰集團國際有限公司(「豐泰集團」)之全部長期投資，代價約為38,000,000港元，變現虧損約為9,000,000港元。本集團之長期投資中包括270,535,000股新鴻基有限公司(「新鴻基」)股份，佔新鴻基已發行股本約17.99%，鑑於本集團於年結日後變現其部份長期投資(見下文「展望」一節)，本集團已在截至二零零二年十二月三十一日止年度之財務報表內計入約87,000,000港元之減值虧損。

*中文名稱僅供識別

流動資金及融資

本集團之非流動資產主要包括總值約32,600,000港元之投資物業，總值約14,200,000港元之物業、廠房及設備，及總值約284,300,000港元之長期投資。此等非流動資產主要由股東資金支付。於年度結算日，本集團之流動資產淨值約為465,000,000港元。

本集團所有借貸均以短期形式安排，須於一年內償還，並以若干有價證券及銀行定期存款作抵押。於年度結算日，本集團並無任何借貸。

於二零零二年十二月三十一日，本集團繼續維持偏低之負債比率(按本集團借貸淨額(扣除現金及銀行結餘)相對股東資金之比例計算)。

本集團只承受輕微之外匯風險，而借貸主要以港元為單位。

資產抵押

於二零零二年十二月三十一日，本集團以名下賬面值合共172,121,000港元(二零零一年：218,368,000港元)之資產作為取得一般貸款融資之抵押。

僱員

於年度結算日，本集團僱用96名(二零零一年：311名)僱員。本年度之僱員成本(不包括董事酬金)約為17,933,000港元(二零零一年：26,915,000港元)。本集團確保其僱員之薪酬水平與業界相若，且在本集團之薪金及獎金制度之整體規劃下僱員之報酬均與其表現掛鈎。

展望

消費者及投資者信心不足、失業率上升及零售市場持續蕭條以致本港經濟前景依然暗淡。伊拉克爆發戰爭，加上非典型肺炎在本港肆虐，預期本港之經濟狀況將會進一步惡化。

為維持競爭力，星光電訊在加強現有分銷網絡之同時，亦取得數款時尚流動電話產品之代理權，並不斷物色具批量分銷潛質之時尚產品，全力爭取為本集團作出正面貢獻。

除於二零零二年變現其於豐泰集團表現欠佳之長期投資外，本集團亦於二零零三年三月七日，透過新鴻基提出之無條件收購建議(即新鴻基按每股1.3港元之價格(其中0.30港元以現金支付，其餘1.00港元以貸款票據支付)購回最多325,600,000股新鴻基股份)，將212,782,450股新鴻基股份變現，而本集團於新鴻基之持股比例最終由17.99%下降至4.62%。變現有關股份為本集團帶來現金收益約63,800,000港元，以及貸款票據約212,800,000港元，該等貸款票據按年息4厘計息，可於二零零八年三月七日或之前贖回。

本集團自二零零二年下半年開始為該中國業務積極物色有潛力合作夥伴／買家，最終於二零零三年三月落實將該中國業務出售予一位第三方人士。

於二零零三年三月七日，新鴻基國際有限公司代表Sincere Way Limited（「Sincere Way」，本公司之全資附屬公司）提出一項自願有條件收購建議（「收購建議」），按每股0.02港元之價格收購廣益國際集團有限公司（「廣益」）之全部已發行股份（「廣益股份」）（不包括Sincere Way及其一致行動人士已持有之廣益股份）。根據收購建議計算廣益全部已發行股本之價值約為79,870,000港元。廣益在香港聯合交易所有限公司（「聯交所」）主板上市，主要在中國從事酒類生產及分銷業務。本集團認為收購建議乃本集團拓展其業務範圍及參與中國生產及分銷酒類業務之機會。倘收購建議順利進行，則有關款項將會以本集團之內部資源及借貸撥付。

繼售出表現欠佳之資產及業務後，本集團將會繼續檢討及重整業務範圍及投資策略，務求改善財務表現。在如此艱困之市場狀況下，本集團相信，市場上將會湧現大量投資估值嚴重偏低之公司及業務之機會，而本集團將會謹慎挑選合適之機會，務求為本集團帶來優厚之現金流量、盈利及資本升值。

致謝

本人藉此機會就董事會全寅及本集團職員於二零零二年所付出之努力、忠誠服務及從不間斷之支持致以衷心謝意。

主席

莊淑涴

香港，二零零三年四月九日

董事及高級管理人員簡介

執行董事

莊淑涴女士，現年48歲，於二零零二年八月二十三日獲委任為本公司執行董事及主席。彼自二零零一年九月起出任福建雙菱集團股份有限公司之獨立董事，該公司為深圳證券交易所之公眾上市公司。彼曾於一九九二年至二零零零年出任中銀萬國(香港)有限公司之董事兼行政總裁。莊女士持有工商管理學碩士學位。

王炳忠拿督，現年59歲，於二零零二年三月十五日獲委任為本公司執行董事。彼於一九六七年在馬來西亞大學畢業，取得文學榮譽學士學位，隨後加入馬來西亞外交部，服務18年至一九八五年辭任，期間曾擔任馬來西亞數個海外外交職務，包括自一九八一年起至一九八五年止擔任馬來西亞駐港外交官。王拿督於一九八五年投入商界，曾擔任不同高級管理職位。王拿督曾於一九八八年至一九九六年於香港出任一間投資控股公司Quan-Glo Limited之董事。於一九九六年，彼出任新鴻基保險顧問有限公司之執行董事。王拿督自一九九七年起在馬來西亞分別出任在吉隆坡證券交易所主板上市及第二板上市之兩間公眾公司Mulpha International Bhd及Mega Pascal Bhd之董事兼主席。彼於二零零一年十月二十二日獲委任為Greenfield Chemical Holdings Limited嘉輝化工控股有限公司* 之非執行董事。

江木賢先生，現年37歲，於二零零二年五月十三日獲委任為本公司執行董事。彼畢業於香港城市大 學，取得工商管理學士學位。江先生為英國特許公認會計師公會資深會員、香港會計師公會會員及特許財務分析員。

獨立非執行董事

鄭慕智先生，現年53歲，於一九九九年十二月二十八日獲委任為本公司之獨立非執行董事。彼為香港律師及公證行胡百全律師事務所之資深合夥人。鄭先生於一九九一年至一九九五年間，曾任香港立法局議員，現時為香港董事學會及公民教育委員會之主席。彼同時亦為其他多間上市公司之獨立非執行董事。

譚少華先生，現年42歲，於一九九九年十二月二十八日獲委任為本公司之獨立非執行董事。彼具備資訊科技技術知識。彼於一九八七年取得比利時Katholicke Universiteil Leuven之電機工程博士學位後，分別在歐洲、美國、日本及新加坡等地擔任多項研究及專業要職。彼因在智能資訊科技系統及多媒體科技等資訊科技領域上取得傑出成就而享譽國際，在該等技術領域上所作出之貢獻亦屢獲殊榮及稱許。彼為美利堅合眾國電機及電子工程師學會之資深會員，對於在中國設立及管理高科技業務具豐富經驗。

勞偉安先生，現年41歲，於二零零二年三月十五日獲委任為本公司之非執行董事。其後彼於二零零二年十月二十九日轉任為本公司之獨立非執行董事。彼為英國特許公認會計師公會及香港會計師公會資深會員，自一九八六年以來一直任職於其本身之公司勞偉安會計師事務所。彼在提供稅務顧問服務及審核服務予公司(包括香港上市公司)方面擁有豐富經驗。勞先生現時為上海聯合水泥股份有限公司之獨立非執行董事。

*中文名稱僅供識別

高級管理人員

陳賽芳女士，現年51歲，獲委任為本公司中國部總經理。陳女士在中國接受教育，財經專科畢業。彼從事銀行、金融及管理工作30多年，累積了豐富的工作經驗與知識，熟悉企業管理、投資項目評估及多種證券金融業務運作，因而深得境內外金融界的讚賞。陳女士於一九八六年評聘為經濟師，並於一九八六年起在銀行及中資駐港某省級大公司任高職。

梁玉明女士，現年42歲，於二零零零年六月獲委任為星光電訊有限公司（本公司之全資附屬公司）之營運總裁。彼畢業於香港中文大學，獲頒工商管理榮譽學士學位，從事市場拓展、營銷、客戶服務及業務策劃管理工作逾19年。梁女士自一九九二年起先後在多間著名電訊機構擔任高職，包括新世界傳訊、有線電視及萬眾電話。彼積極從事於推出及經營各類電訊服務，由傳呼、固網服務、有線電視以至流動通訊服務（如GSM/PCS），累積豐富經驗，並以成功創辦及管理電訊業務而為業界稱著。

郭偉光先生，現年37歲，為本公司之財務總監。彼畢業於University of Lincolnshire & Humberside，取得會計學學士學位，彼亦於香港理工大學取得工商管理碩士學位。彼為香港會計師公會及英國特許公認會計師公會會員，在財務及會計專務方面積逾10年經驗。

馮靖文女士，現年36歲，為本公司之公司秘書。彼為英國特許秘書及行政人員公會會員，在公司秘書專務方面積逾10年經驗。

董事會報告書

本公司董事(「董事」)謹此呈奉截至二零零二年十二月三十一日止年度之年報及經審核財務報告。

主要業務

本公司為一間投資控股公司，其主要附屬公司及共同控制實體之業務分別載於財務報告附註40及41。

業績

本集團截至二零零二年十二月三十一日止年度之業績載於第13頁之綜合收益表。

於本年度，並無派付任何股息。

股本及認股權證

本公司之股本及認股權證於本年度之變動詳情載於財務報告附註29。

儲備

本集團及本公司之儲備於本年度之變動分別載於第16頁之綜合權益變動表及財務報告附註30。

投資物業與物業、廠房及設備

本集團名下之投資物業與土地及樓宇於二零零二年十二月三十一日進行重估，重估減值分別為270,000港元及48,000港元，已自綜合收益表扣除。

有關詳情及本集團名下投資物業、物業、廠房及設備於本年度之其他變動分別載於財務報告附註17及18。

董事及服務合約

本年度內及截至本報告日期止之董事會成員如下：

執行董事：

莊淑涴女士(*主席*)　(於二零零二年八月二十三日獲委任)

王炳忠拿督　(於二零零二年三月十五日獲委任)

江木賢先生　(於二零零二年五月十三日獲委任)

羅永傑先生　(於二零零二年五月十三日辭任)

非執行董事：

張璜先生　(於二零零二年三月十五日由執行董事轉任為非執行董事，並於二零零二年五月十三日辭任)

獨立非執行董事：

鄭慕智先生

譚少華先生

勞偉安先生　(於二零零二年三月十五日獲委任為非執行董事，並於二零零二年十月二十九日轉任為獨立非執行董事)

根據本公司之公司細則第99條、第102條及第182(vi)條，王炳忠拿督，江木賢先生及譚少華先生任滿告退，惟王炳忠拿督及江木賢先生願於應屆股東週年大會上膺選連任，而譚少華先生表示其將不會於任滿告退後膺選連任。

各董事概無與本公司或其任何附屬公司訂立本集團不得於一年內終止而不給予補償(法定補償除外)之服務合約。

董事於合約之權益

除本報告中「與主要股東之交易」一節及財務報告附註38所披露者外，於本年度結算日或年內任何時間，本公司或其任何附屬公司概無訂立任何董事（不論直接或間接）擁有重大權益之重大合約。

董事及主要行政人員於股份及認股權證之權益

於二零零二年十二月三十一日，莊淑涴女士（「莊女士」）在本公司或其相聯法團（定義見證券（披露權益）條例（「披露權益條例」））之證券中，擁有以下根據披露權益條例第29條，須記錄於該條例所指之登記名冊內之權益：

姓名	個人權益	家族權益	公司權益	其他權益
莊女士 *(附註)*				
－股份	—	—	2,631,200,000	—
－認股權證	—	—	273,840,000	—

附註： China Spirit Limited（「China Spirit」）擁有67.7%之附屬公司Vigor Online Offshore Limited（「Vigor Online」）持有2,631,200,000股本公司股份及273,840,000份本公司認股權證，而莊女士則擁有China Spirit 100%之實質權益。

除上文所披露外，各董事或本公司主要行政人員或彼等之聯繫人士概無於本公司或其任何相聯法團（定義見披露權益條例）之證券中，擁有任何個人、家族、公司或其他權益。

董事購入股份或債券之權利

於年內任何時間，本公司或其任何附屬公司概無訂立任何安排，令董事可藉購入本公司或任何其他法人團體之股份或債券而獲益。此外，各董事或彼等之配偶或未滿18歲之子女概無享有任何認購本公司證券之權利。

主要股東

根據披露權益條例第16(1)條規定本公司存置之主要股東名冊所載，於二零零二年十二月三十一日，下列人士擁有本公司之已發行股本10%或以上權益：

名稱	所持股份數目	持股百分比
莊女士 *(附註)*	2,631,200,000	28.33%
China Spirit *(附註)*	2,631,200,000	28.33%
Vigor Online	2,631,200,000	28.33%

附註： Vigor Online為China Spirit擁有67.7%之附屬公司，而莊女士則擁有China Spirit 100%之實質權益。因此，根據披露權益條例，China Spirit及莊女士均被視為擁有2,631,200,000股本公司股份之權益。

除上文所披露者外，並無任何人士登記擁有本公司之股本權益，而此等權益根據披露權益條例第16(1)條必須予以記錄。

主要客戶及供應商

本集團五大客戶所佔之銷售額合共佔其銷售總額不足30%，而本集團五大供應商所佔之購貨額合共佔其總購貨額不足30%。

與主要股東之交易

於本年度，本集團向China Sci-Tech Holdings Limited中國科技集團有限公司*（「中國科技」，本公司之前度主要股東）償付費用4,000,000港元。該筆費用包括 (i) 兩名董事（兩者均身兼中國科技之董事）之薪酬；(ii) 其他員工成本；及 (iii) 日常營運開支。

*中文名稱僅供識別

可換股證券、購股權、認股權證或類似權利

除財務報告附註29所載之未行使認股權證外，於二零零二年十二月三十一日，本公司並無任何尚未兌換或尚未行使之可換股證券、購股權、認股權證或其他類似權利。

購入、出售或贖回上市證券

本公司或其任何附屬公司於本年度內並無購入、出售或贖回本公司之任何上市證券。

優先購買權

本公司之公司細則或百慕達法例並無載有優先購買權之規定，要求本公司須按比例發售新股予現有股東。

企業規管

董事會

於二零零二年，董事會共召開4次全體會議。各董事的出席率詳列如下：

董事姓名	出席董事會會議的數目
莊淑涴女士	2
王炳忠拿督	3
江木賢先生	2
羅永傑先生	2
張璜先生	2
鄭慕智先生	2
譚少華先生	4
勞偉安先生	3

執行委員會

本公司自一九九八年五月二十三日根據本公司之細則第124條至127條設立執行委員會，目的為審批及監察本集團之日常業務。於二零零二年，執行委員會共召開29次會議。

投資委員會

本公司於二零零零年二月二日設立投資委員會，目的為審批及監察本集團投資組合及項目。投資委員會於年內共召開19次會議。

審核委員會

本公司參考香港會計師公會頒佈之「成立審核委員會之指引」及根據最佳應用守則第14段，於一九九九年一月二十九日設立審核委員會。截至本報告日期止，審核委員會由三名獨立非執行董事組成。審核委員會於年內已舉行了4次會議。

最佳應用守則

本公司於截至二零零二年十二月三十一日止年度內已遵守香港聯合交易所有限公司證券上市規則附錄14所載之最佳應用守則之規定，惟非獨立非執行董事並無特定委任年期，但須根據本公司之細則輪值告退。

結算日後事項

有關結算日後發生之重大事項已詳列於財務報告附註39。

核數師

本公司將於應屆股東週年大會上提呈重新委聘德勤•關黃陳方會計師行擔任本公司核數師之決議案。

代表董事會

主席

莊淑涴

香港，二零零三年四月九日

德勤‧關黃陳方會計師行

Certified Public Accountants
26/F, Wing On Centre
111 Connaught Road Central
Hong Kong

香港中環干諾道中111號
永安中心26樓

Deloitte Touche Tohmatsu

致China Online (Bermuda) Limited
中國網絡(百慕達)有限公司*
(於百慕達註冊成立之有限公司)

列位股東：

本核數師行已完成審核載於第13至50頁按照香港普遍採納的會計準則編製的財務報告。

董事及核數師的個別責任

貴公司之董事須負責編製真實與公平的財務報告。在編製該等真實與公平之財務報告時，董事必須貫徹採用合適的會計政策。

本行的責任是根據本行的審核工作的結果，對該等財務報告表達獨立的意見，並向股東作出報告。

意見的基礎

本行是按照香港會計師公會頒佈的核數準則進行審核工作。審核範圍包括以抽查方式，查核與財務報告所載數額及披露事項有關的憑證，亦包括評估董事於編製該等財務報告時所作的重大估計和判斷，所釐定的會計政策是否適合　貴公司及　貴集團的具體情況，及是否貫徹應用並足夠地披露該等會計政策。

本行在策劃和進行審核工作時，均以取得一切本行認為必需的資料及解釋為目標，使本行能獲充份的憑證，就該等財務報告是否存有重大的錯誤陳述，作出合理的確定。在表達意見時，本行亦已衡量該等財務報告所載的資料在整體上是否足夠。本行相信，本行的審核工作已為下列意見建立了合理的基礎。

意見

本行認為上述的財務報告真實與公平地反映　貴公司及　貴集團於二零零二年十二月三十一日的財務狀況及　貴集團截至該日止年度的虧損及現金流量，並已按照香港公司條例的披露要求而妥善編製。

德勤‧關黃陳方會計師行
執業會計師

香港，二零零三年四月九日

*中文名稱僅供識別

綜合收益表

截至二零零二年十二月三十一日止年度

	附註	二零零二年 千港元	二零零一年 千港元
營業額	4	**1,292,852**	2,339,466
銷售成本		**(1,407,528)**	(2,656,737)
毛虧損		**(114,676)**	(317,271)
投資虧損淨額	6	**(404,234)**	(230,840)
其他經營收入	7	**18,715**	14,027
分銷成本		**(12,689)**	(19,549)
行政支出		**(52,530)**	(65,529)
其他經營支出		**(16,941)**	(58,862)
經營業務虧損	8	**(582,355)**	(678,024)
融資成本	9	**(603)**	(7,360)
商譽之已確認減值虧損	12	**(2,250)**	(30,035)
視作收購一間附屬公司額外權益之虧損		**—**	(4,458)
出售一間聯營公司之虧損		**(9,085)**	—
應佔聯營公司之業績	13	**(9,005)**	(12,593)
應佔共同控制實體之業績		**(119)**	(170)
除稅前虧損		**(603,417)**	(732,640)
稅項撥回	14	**198**	2,002
未計少數股東權益前虧損		**(603,219)**	(730,638)
少數股東權益		**305**	13,384
本年度虧損		**(602,914)**	(717,254)
股息	15	**—**	46,432
每股虧損	16		
— 基本及攤薄		**(6.49港仙)**	(7.72港仙)

綜合資產負債表

於二零零二年十二月三十一日

	附註	二零零二年 千港元	二零零一年 千港元
非流動資產			
投資物業	17	**32,610**	32,880
物業、廠房及設備	18	**14,194**	24,768
於聯營公司之權益	20	**—**	54,379
於一間共同控制實體之權益	21	**1,926**	2,045
證券投資	22	**284,306**	264,984
其他非流動資產		**745**	1,755
		333,781	380,811
流動資產			
存貨	23	**10,315**	12,911
證券投資	22	**449,471**	813,429
應收賬項、按金及預付款項	24	**23,103**	92,097
應收貸款	25	**5,000**	—
有抵押銀行定期存款	34	**7,567**	—
銀行結餘及現金		**81,536**	214,503
		576,992	1,132,940
流動負債			
應付賬項及應計費用	26	**59,650**	130,395
客戶訂金及預收款項		**47,030**	55,623
應付一間共同控制實體之款項	27	**1,200**	—
應付税項		**4,127**	4,141
		112,007	190,159
流動資產淨值		**464,985**	942,781
總資產減流動負債		**798,766**	1,323,592
少數股東權益		**—**	305
		798,766	1,323,287
資本及儲備			
股本	29	**92,865**	92,865
儲備		**705,901**	1,230,422
		798,766	1,323,287

載於第13至50頁之財務報告於二零零三年四月九日獲董事會批准及授權發佈，並由下列董事代表董事會簽署：

董事	董事
莊淑涴女士	**王炳忠拿督**

資產負債表

於二零零二年十二月三十一日

	附註	二零零二年 千港元	二零零一年 千港元
非流動資產			
於附屬公司之權益	19	**2,277,266**	3,072,766
流動資產			
按金及預付款項		**187**	2,970
銀行結餘及現金		**73,260**	166,980
		73,447	169,950
流動負債			
應計費用		**1,478**	24,326
流動資產淨值		**71,969**	145,624
總資產減流動負債		**2,349,235**	3,218,390
非流動負債			
應付予附屬公司之款項	28	**1,461,389**	1,895,186
		887,846	1,323,204
資本及儲備			
股本	29	**92,865**	92,865
儲備	30	**794,981**	1,230,339
		887,846	1,323,204

董事　　　　董事

莊淑涴女士　　　　王炳忠拿督

	股本 千港元	股份溢價 千港元	負值商譽 千港元	商譽 千港元	認股權證儲備 千港元	資產重估儲備 千港元	資本贖回儲備 千港元	匯兌儲備 千港元	保留溢利（累積虧損） 千港元	總額 千港元
於二零零一年一月一日	92,865	1,135,685	32,883	(31,272)	90,381	(64,337)	1,922	2,609	901,452	2,162,188
應佔一間聯營公司之儲備	—	—	—	—	—	—	—	(469)	—	(469)
其他投資重估減值	—	—	—	—	—	(127,632)	—	—	—	(127,632)
綜合收益表內未確認之虧損淨額	—	—	—	—	—	(127,632)	—	(469)	—	(128,101)
商譽之已確認減值虧損	—	—	—	30,035	—	—	—	—	—	30,035
其他投資之已確認減值虧損	—	—	—	—	—	22,851	—	—	—	22,851
期內虧損	—	—	—	—	—	—	—	—	(717,254)	(717,254)
已付股息	—	—	—	—	—	—	—	—	(46,432)	(46,432)
於二零零一年十二月三十一日	92,865	1,135,685	32,883	(1,237)	90,381	(169,118)	1,922	2,140	137,766	1,323,287
綜合收益表內未確認之其他投資重估減值	—	—	—	—	—	(8,236)	—	—	—	(8,236)
其他投資之已確認減值虧損	—	—	—	—	—	86,629	—	—	—	86,629
期內虧損	—	—	—	—	—	—	—	—	(602,914)	(602,914)
於二零零二年十二月三十一日	**92,865**	**1,135,685**	**32,883**	**(1,237)**	**90,381**	**(90,725)**	**1,922**	**2,140**	**(465,148)**	**798,766**

綜合現金流量表

截至二零零二年十二月三十一日止年度

	二零零二年 千港元	二零零一年 千港元
經營業務		
經營業務虧損	**(582,355)**	(678,024)
調整項目：		
利息收入	**(1,910)**	(3,868)
物業、廠房及設備之折舊及攤銷	**4,049**	4,345
物業、廠房及設備已確認之減值虧損	**6,562**	—
出售其他上市投資之收益	**(8,091)**	(5,292)
出售其他非流動資產之虧損	**200**	—
出售物業、廠房及設備之虧損	**822**	1,509
投資之已變現及未變現虧損淨額	**325,696**	213,281
其他投資之已確認減值虧損	**86,629**	22,851
投資物業之重估減值	**270**	2,200
租賃土地及樓宇之重估減值	**48**	713
壞賬撥備	**13,180**	16,855
撥回：		
一 訴訟成本撥備	**(7,459)**	—
一 壞賬撥備	**(10,000)**	—
一 長期未付之債項	**(5,166)**	—
營運資金變動前之經營現金流量	**(177,525)**	(425,430)
存貨減少	**2,596**	7,723
證券投資減少	**87,225**	911,753
應收賬項、按金及預付款項減少(增加)	**51,990**	(29,692)
應收貸款增加	**(5,000)**	—
應付賬項及應計費用減少	**(65,579)**	(11,758)
客戶訂金及預收款項(減少)增加	**(44,556)**	59,814
應付一間共同控制實體之款項增加	**1,200**	—
經營業務之現金(流出)流入	**(149,649)**	512,410
已付香港利得稅	**(14)**	—
已付利息	**(603)**	(226)
已付股息	**—**	(46,432)
經營業務之現金(流出)流入淨額	**(150,266)**	465,752

	二零零二年 千港元	二零零一年 千港元
投資業務		
已收利息	**1,910**	3,868
購買一間附屬公司之額外權益	**(2,250)**	—
購買一間聯營公司之權益	**(1,007)**	—
購買一間共同控制實體之權益	**—**	(2,215)
購買證券投資	**(24,175)**	(50,834)
購買物業、廠房及設備	**(1,295)**	(4,617)
出售其他非流動資產所得款項	**810**	167
有抵押銀行定期存款增加	**(7,567)**	—
出售其他投資所得款項	**12,991**	30,698
出售一間聯營公司所得款項淨額	**37,494**	—
出售物業、廠房及設備所得款項	**388**	1,062
投資業務之現金流入(流出)淨額	**17,299**	(21,871)
融資業務		
新增銀行貸款	**512,882**	1,606,126
償還銀行貸款	**(512,882)**	(1,878,779)
融資之現金流出淨額	**—**	(272,653)
現金及現金等值(減少)增加	**(132,967)**	171,228
年初之現金及現金等值	**214,503**	43,275
年終之現金及現金等值，代表銀行結餘及現金	**81,536**	214,503

1. 一般事項

本公司於百慕達註冊成立為一間受豁免有限公司，其股份及認股權證在香港聯合交易所有限公司(「聯交所」)上市。

本公司為一間投資控股公司，其主要附屬公司及共同控制實體之業務分別載於附註40及41。

2. 採納會計實務準則

於本年度，本集團為第一次採用一系列香港會計師公會所頒佈之新訂立及經修訂之會計實務準則(「會計準則」)。因採納這些會計準則而導致現金流量表及權益變動表之呈報有所改變，但對本年度或以往年度之業績並無重大影響，因此並無需要作出以往年度之調整。

呈報財務報告

因採納會計準則第1條(經修訂)(「呈報財務報告」)導致權益變動表之呈報或有所改變，為達至呈列一致，上年度之比較數字亦已重列。

外幣

經修訂之會計準則第11條「外幣換算」已除去於換算海外附屬公司之收益表時可用期終換算率之選擇。此乃本集團過往所採用之政策，現要求需按平均換算率以作換算用。此等會計政策之改變，對於期內或以往年度之業績並未構成重大之影響。

現金流量表

於本年度，本集團採用了會計準則第15條(經修訂)「現金流量表」。根據會計準則第15條(經修訂)，將現金流量劃分為三類 — 經營、投資及融資，而有別於以往之五類。而以往呈列於不同類別之已付利息及股息及已收利息則分別歸納於經營及投資現金流量。除非能清晰界定為投資或融資業務所產生，否則因稅項收入所產生之現金流量將歸納於經營業務內。

海外附屬公司之現金流量已按現金流量日期之主要換算率重新換算，而並非採用於資產負債表日之換算率換算。

僱員福利

於本年度，本集團採用了會計準則第34條「僱員福利」，其提出了對僱員福利，其中包括退休福利計劃之計算規則。茲因本集團只參與既定供款退休保障計劃，因此採用會計準則第34條並未對財務報告帶來任何重大之影響。

3. 主要會計政策

財務報表按歷史成本慣例編製及依投資物業、土地及樓宇及證券投資之重新估價而修定。

財務報表乃根據香港普遍採納之會計原則而編製，所採用之會計政策原則如下：

綜合基準

綜合財務報表合併了本公司及其附屬公司每年截至十二月三十一日之財務報表。

年內所收購或出售之附屬公司之業績適當地由收購之生效日起計，或截至出售之生效日為止已包括入綜合收益表。

本集團內所有公司間之重大交易及結餘均在綜合賬目時對銷。

商譽

綜合賬目時產生之商譽指收購代價高於本集團應佔有關附屬公司、聯營公司或共同控制實體可認定資產及負債於收購日期之公平價值之差額。

於二零零一年一月一日前，因收購而產生之商譽將繼續保留於儲備中，當出售有關附屬公司、聯營公司或共同控制實體時，或當商譽被決定減值時，商譽將在收益表中扣除。

於二零零一年一月一日後，因收購而產生之商譽將轉作固定資產及以直線法於其可用年限攤銷。因收購聯營公司或共同控制實體而產生之商譽，已包括在聯營公司或共同控制實體之賬面值。因收購附屬公司而產生之商譽已分開呈列在資產負債表。

於出售附屬公司、聯營公司或共同控制實體時，未攤銷之商譽／以往用作抵銷或增加儲備之商譽才計算在出售收入或虧損。

負值商譽

負值商譽乃指集團在收購日應佔附屬公司、聯營公司或共同控制實體之可認定資產及負債公平值之權益高於收購成本。

在二零零一年一月一日前，由收購附屬公司產生之負值商譽，將繼續保留在儲備賬內，並在出售有關附屬公司時會撥作收益。

在二零零一年一月一日後，由收購附屬公司、聯營公司或共同控制實體產生之負值商譽，將會根據市況分析從資產中扣除並計算為收益。

3. 主要會計政策(續)

負值商譽(續)

如負值商譽部份屬於在收購日之可預期虧損或支出，但此並不等同於收購日可確定之負債，則在此等虧損或支出所發生之期間計算為收益。其剩餘負值商譽部份，並未高出於已收購之可認定非貨幣性資產之公平價值，則按其可確定及已收購之可供折舊資產之平均剩餘可使用年期，以收入方式按直線法入賬。如負值商譽高出於已收購之可確定非貨幣性資產之公平總值時，則該高出之部份即時以收入方式入賬。

收入確認

證券買賣乃在執行有關交易時予以確認。

貨品銷售額乃在貨品付運及擁有權經已轉移時予以確認。

投資之股息收入乃在確定本集團可收取有關款項之權利時予以確認。

利息收入根據結存本金及適用利率按時間基準累計。

租金收入(包括就根據經營租約出租之物業提早開列發票之租金)乃於租約期內按直線基準確認。

投資物業

投資物業為已落成之物業，乃因其具有投資潛質而持有，任何租金收入均按公平原則磋商。

投資物業乃按其公開市值(以於資產負債表結算日之獨立專業估值為依據)列賬。任何投資物業之重估增值或減值均撥入投資物業重估儲備或自投資物業重估儲備扣除，除非此項儲備之結餘不足以彌補重估減值，在此情況下，重估減值超出投資物業重估儲備之數額於損益表中扣除。倘之前已於損益表中扣除一項重估減值而其後出現重估增值，此項增值須於損益表中入賬，數額以早前扣除之減值為限。

在出售某項投資物業時，該項物業所佔之投資物業重估儲備均轉移至收益表中。

除租約剩餘年期為20年或以下外，投資物業均不計算折舊。

3. 主要會計政策(續)

物業、廠房及設備

物業、廠房及設備均按成本值或估值減除折舊、攤銷及任何已確定之減值虧損後列賬。

土地及樓宇乃按其重估值(即按現有用途基準於重估日期之公平價值減除其後出現之任何累積折舊，攤銷及任何其後之減值虧損)列於資產負債表。重估工作定期進行，頻密程度以足夠令賬面值不致大幅偏離於資產負債表結算日之公平價值為準。

任何因土地及樓宇之重估所產生之增值均撥入資產重估儲備內，因重估土地及樓宇而致賬面淨值減少之價值須以支出形式扣除，除因相同之資產於以往重估時而引致之重估減值已確認為支出，此等重估增值需撥入損益表中但不能超越以往之減值支出。因重估土地及樓宇而致賬面淨值減少之數額須以支出形式處理，惟以超出以往就重估該特定物業而撥入重估儲備之餘額(如有)為限。在日後出售土地及樓宇時，於以往年度尚未轉撥至保留溢利之應計重估增值均轉撥至保留溢利。

物業、廠房及設備之折舊及攤銷乃以直線法於其估計可用年限按如下年率撇銷成本：

租約土地	按租約餘下年期
樓宇	按租約年期或30-50年(以較短者為準)
電腦及電子設備	20%
傢俬及裝置	20%-50%
車輛	20%-50%

出售或棄置某項資產之損益，視乎出售該項資產所得款項與其賬面值兩者間之差額而定，均撥入期內之純利或虧損。

附屬公司

於附屬公司之投資乃按成本減除任何已確認之減值虧損，呈列在本公司之資產負債表。

聯營公司

綜合收益表包括本集團本年度應佔其聯營公司之收購後業績。在綜合資產負債表內，於聯營公司之權益乃按本集團應佔聯營公司之資產淨值減除任何已確認之減值虧損列賬。

當本集團與其聯營公司進行交易時，未變現損益均予對銷，以本集團於有關聯營公司所佔權益為限，惟倘未變現虧損足以證明所轉讓之資產出現減值則除外。

3. 主要會計政策(續)

共同控制實體

任何合營安排涉及成立獨立實體，且合營各方均擁有該實體的權益者，乃稱為共同控制實體。

本集團於共同控制實體之權益乃按本集團分佔共同控制實體之資產淨值列入綜合資產負債表，當中須加上收購時所支付之溢價或扣減收購時之任何折讓，並以任何尚未撇銷、攤銷或解除至收入扣減已辨認之減值為限。本集團分佔共同控制實體之收購後業績乃列入綜合收益表內。

證券投資

證券投資按交易日期基準確認，最初按成本計算。

所有證券(持有至期滿之債務證券除外)均於往後之申報日期按公平價值衡量價值。

倘證券乃持作買賣用途，未變現損益均列入期內之溢利或虧損淨額。其他證券方面，未變現損益均撥入股本權益處理，直至出售有關證券或確定已出現減值為止，屆時累積損益均列入期內之溢利或虧損淨額。

存貨

存貨(指供買賣之商品)按成本或可變現淨值兩者間之較低者列賬。成本乃按先入先出法計算。

減值

於各結算日，本集團均會審閱其有形及無形資產之賬面值，藉以確認該等資產有否出現減值虧損。倘本集團估計某項資產之可收回金額低於其賬面值，則該項資產之賬面值須減低至其可收回金額。減值虧損將即時確認為開支，除非有關資產根據另一項會計準則以重估金額列賬，則上述減值虧損將根據該項會計準則視為重估減值。

倘某項減值虧損其後撥回，則該項資產之賬面值須增至其可收回金額之經修訂估計數額，惟增加後之賬面值不得超過以往年度資產並無確認減值虧損而釐定之賬面值。撥回減值虧損將即時確認為收入，除非有關資產根據另一項會計準則以重估金額列賬，則撥回減值虧損將被視為重估減值。

用於交易及投資的衍生工具

本集團買賣衍生工具之活動乃根據公平價值記錄，而未變現損益則於收益表反映。交易持倉之公平價值一般是根據上市市價計算，如不能提供上市市場價值或本集團之持倉套現合理地被認為會對市價產生衝擊，公平價值之衡量則會根據其他有關因素計算，包括經紀報價及不同市場(包括於不同地區之市場)上類似工具之報價。若干衍生工具合約之公平價值源於計價模式，即考慮該財務工具或商品之當時市場價格及合約上之價格，或相關持倉之時值、收益曲線或波動因素。

3. 主要會計政策（續）

稅項

稅項支出乃以本年度之業績為依據，並就毋須課稅或不獲寬減之項目作出調整。若干收支項目在稅務上確認之會計期間有別於在財務報告上確認之會計期間。因此而產生之時差稅務效應（按負債法計算）以遞延稅項形式在財務報告上確認，惟僅以可能於可預見未來變現為負債或資產者為限。

經營租約

根據經營租約所須支付之租金乃於有關租約期內按直線基準以支出形式扣除。

退休福利計劃

本集團之定額供款退休計劃、強制性公積金計劃或中央公積金計劃之供款於到期日以支出形式扣除。

外幣

以港元以外其他貨幣進行之交易乃按交易當日之主要匯率兌換為港元。以港元以外其他貨幣為單位之貨幣資產及負債乃按資產負債表結算日之主要匯率重新兌換為港元。匯兌損益均撥入期內之溢利或虧損淨額處理。

在綜合賬目時，本集團於海外之業務以港元以外其他貨幣為單位之資產及負債乃按資產負債表結算日之主要匯率兌換為港元。以港元以外其他貨幣為單位之收益及開支項目以期內平均匯率兌換港元，所產生之匯兌差額（如有）均歸類為資本及儲備並撥入本集團之匯兌儲備內，此等匯兌差額將於該等業務出售之期間確認為收入或支出。

4. 營業額

	二零零二年 千港元	二零零一年 千港元
銷售流動電話	**168,241**	227,636
出售上市買賣投資之收益淨額	**1,102,900**	2,086,281
上市投資之股息收入	**10,493**	11,149
其他通訊產品	**11,218**	14,400
	1,292,852	2,339,466

5. 業務及地區資料

業務分項

於管理上，本集團現時分為兩大營運業務，分別是流動電話分銷，以及證券買賣及投資。其他主要指年內其他通訊產品之銷售及所賺取之租金收入，上述兩大業務乃本集團滙報主要分項資料所按之基準。

關於此等業務之分項資料呈列如下：

截至二零零二年十二月三十一日止年度

	流動電話分銷 千港元	證券買賣及投資 千港元	其他 千港元	綜合 千港元
收入				
對外銷售	168,241	1,113,393	11,218	1,292,852
其他	2,412	—	6,652	9,064
	170,653	1,113,393	17,870	1,301,916
業績				
分項業績	(21,015)	(537,490)	(4,925)	(563,430)
未分攤之其他經營收入				10,420
未分攤之公司支出				(29,345)
經營業務虧損				(582,355)
融資成本				(603)
商譽之已確認減值虧損	—	(2,250)	—	(2,250)
出售一間聯營公司之虧損	—	(9,085)	—	(9,085)
應佔聯營公司之業績	—	(9,005)	—	(9,005)
應佔一間共同控制實體之業績	—	—	(119)	(119)
除稅前虧損				(603,417)
稅項撥回				198
未計少數股東權益前虧損				(603,219)
少數股東權益				305
本年度虧損				(602,914)

5. 業務及地區資料（續）

業務分項（續）

截至二零零二年十二月三十一日止年度

	流動電話分銷 千港元	證券買賣及投資 千港元	其他 千港元	綜合 千港元
資產負債表				
資產				
分項資產	27,888	736,641	47,931	812,460
於一間共同控制實體之權益	—	—	1,926	1,926
未分攤之公司資產	—	—	—	96,387
綜合總資產				910,773
負債				
分項負債	39,039	45,830	19,165	104,034
應付一間共同控制實體之款項	—	—	1,200	1,200
未分攤之公司負債	—	—	—	6,773
綜合總負債				112,007

	流動電話分銷 千港元	證券買賣及投資 千港元	其他 千港元	未分攤之分項 千港元	綜合 千港元
其他資料					
資本開支	88	—	211	996	1,295
折舊及攤銷	2,287	—	1,339	423	4,049
綜合收益表內已確認之減值虧損	3,711	88,879	2,334	517	95,441
其他非現金支出	13	279,975	438	689	281,115

5. 業務及地區資料(續)

業務分項(續)

截至二零零一年十二月三十一日止年度

	流動電話分銷 千港元	證券買賣及投資 千港元	其他 千港元	綜合 千港元
收入				
對外銷售	227,636	2,097,430	14,400	2,339,466
其他	4,626	—	5,281	9,907
	232,262	2,097,430	19,681	2,349,373
業績				
分項業績	(53,341)	(556,666)	(3,040)	(613,047)
未分攤之其他經營收入				4,120
未分攤之公司支出				(69,097)
經營業務虧損				(678,024)
融資成本				(7,360)
商譽之已確認減值虧損	—	(30,035)	—	(30,035)
視作收購一間附屬公司額外權益之虧損	—	(4,458)	—	(4,458)
應佔聯營公司之業績	—	(12,593)	—	(12,593)
應佔一間共同控制實體之業績	—	—	(170)	(170)
除稅前虧損				(732,640)
稅項撥回				2,002
未計少數股東權益前虧損				(730,638)
少數股東權益				13,384
本年度虧損				(717,254)

5. 業務及地區資料(續)

業務分項(續)

截至二零零一年十二月三十一日止年度

	流動電話分銷 千港元	證券買賣及投資 千港元	其他 千港元	綜合 千港元
資產負債表				
資產				
分項資產	52,114	1,131,341	57,627	1,241,082
於聯營公司之權益	—	54,379	—	54,379
於一間共同控制實體之權益	—	—	2,045	2,045
未分攤之公司資產	—	—	—	216,245
綜合總資產				1,513,751
負債				
分項負債	81,798	51,637	21,557	154,992
未分攤之公司負債	—	—	—	35,167
綜合總負債				190,159

	流動電話分銷 千港元	證券買賣及投資 千港元	其他 千港元	未分攤之分項 千港元	綜合 千港元
其他資料					
資本開支	949	—	2,105	1,563	4,617
折舊及攤銷	2,572	—	1,415	358	4,345
綜合收益表內已確認之減值虧損	—	52,886	—	—	52,886
其他非現金支出	766	30,154	3,656	4,458	39,034

5. 業務及地區資料(續)

地區分項

本集團之經營業務分佈於香港及中國內地(「中國」)。

本集團之流動電話分銷業務在香港及中國進行，而證券買賣及投資業務則在香港進行。

以下列表提供本集團按市場地區收入之分析：

	按市場地區之收入	
	二零零二年	二零零一年
	千港元	千港元
香港	**1,229,841**	2,166,996
中國	**72,075**	182,377
	1,301,916	2,349,373

以下為按照資產分佈之地區，以分項資產之賬面值及物業、廠房及設備之增加之分析：

	分項資產之賬面值		物業、廠房及設備之增加	
	於二零零二年十二月三十一日	於二零零一年十二月三十一日	**截至二零零二年十二月三十一日止年度**	截至二零零一年十二月三十一日止年度
	千港元	千港元	**千港元**	千港元
香港	**879,698**	1,452,684	**731**	4,143
中國	**31,075**	61,067	**564**	474
	910,773	1,513,751	**1,295**	4,617

6. 投資虧損淨額

	二零零二年 千港元	二零零一年 千港元
變現其他上市投資之收益	**8,091**	5,292
高息票據之已變現虧損淨額	—	(60,815)
衍生工具之已變現虧損淨額	**(48,167)**	(122,312)
供買賣投資之未變現虧損淨額	**(200,017)**	(25,223)
衍生工具之未變現虧損淨額	**(79,958)**	(4,931)
其他投資之已確認減值虧損 *(附註)*	**(86,629)**	(22,851)
企業債券之已變現收益淨額	**2,446**	—
	(404,234)	(230,840)

附註：

如附註39所述，根據購回建議，本集團於二零零二年十一月承諾出售最少152,760,720股新鴻基股份（如附註39之定義），其後按每股1.3港元之價格變現212,782,450股新鴻基股份。董事認為該批212,782,450股新鴻基股份之價值已出現減值，而有關之減值虧損已於本年度由資產重估儲備轉撥至收益表內。

7. 其他經營收入

	二零零二年 千港元	二零零一年 千港元
經營租約物業扣除開支162,000港元（二零零一年：75,000港元）之租金收入	**6,308**	4,828
利息收入	**1,910**	3,868
服務收入	**2,412**	4,878
維修收入	**344**	453
撥回長期未付之債項	**5,166**	—
其他	**2,575**	—
	18,715	14,027

8. 經營業務虧損

	二零零二年 千港元	二零零一年 千港元
經營業務虧損已扣除（撥回）：		
核數師酬金	700	1,200
已確認為支出之存貨成本	173,628	229,945
裁員及遣散費	1,243	—
投資物業重估減值	270	2,200
租約土地及樓宇重估減值	48	713
折舊及攤銷	4,049	4,345
物業、廠房及設備已確認之減值虧損	6,562	—
出售物業、廠房及設備之虧損	822	1,509
員工成本，包括董事酬金	19,080	28,753
壞賬撥備	13,180	16,855
撥回：		
一訴訟成本撥備	(7,459)	—
一壞賬撥備	(10,000)	—

9. 融資成本

此數額代表於五年內全數償還銀行及其他借貸之利息。

10. 董事酬金及最高薪人仕

董事酬金

董事酬金分析如下：

	二零零二年 千港元	二零零一年 千港元
袍金：		
執行董事	—	60
非執行董事	63	—
獨立非執行董事	200	200
	263	260
執行董事享有之其他酬金：		
薪金及其他福利	848	1,578
退休福利計劃供款	36	—
董事酬金總額	1,147	1,838

10. 董事酬金及最高薪人仕(續)

董事酬金(續)

董事之酬金界乎下列範圍：

	二零零二年 董事人數	二零零一年 董事人數
零至1,000,000港元	**8**	4
1,500,001港元至2,000,000港元	**—**	1

截至二零零二年十二月三十一日止年度，並無因為喪失職銜引致之賠償予董事或前董事，亦未有董事免除任何酬金(二零零一年：無)。

最高薪人仕

於本年度，五名最高薪人仕並沒有包括董事(二零零一年：一名董事)，詳情已載於上文。本集團五位最高薪人仕(二零零一年：四位)之酬金如下：

	二零零二年 千港元	二零零一年 千港元
薪金及其他福利	**3,686**	3,365
退休福利計劃供款	**160**	122
	3,846	3,487

酬金界乎下列範圍：

	二零零二年 僱員人數	二零零一年 僱員人數
零至1,000,000港元	**4**	3
1,000,001港元至1,500,000港元	**1**	1

11. 已終止經營之業務

於二零零三年三月，本集團於中國之流動電話分銷業務及智能大廈系統集成項目（統稱「中國電訊業務」）已出售予一位獨立第三方人士。

中國電訊業務之業績如下：

	二零零二年 千港元	二零零一年 千港元
營業額	**68,115**	176,029
其他經營收入	**3,456**	5,410
經營成本	**(100,309)**	(226,874)
融資成本	**(430)**	(155)
應佔一間共同控制實體之業績	**(119)**	(170)
本年度虧損	**(29,287)**	(45,760)

於本年度，中國電訊業務為本集團之經營現金流量淨流出11,000,000港元（二零零一年：24,000,000港元），投資業務已收為500,000港元（二零零一年：已付400,000港元），融資業務已付27,000,000港元（二零零一年：已收37,000,000港元）。

以下為於二零零二年及二零零一年十二月三十一日，中國電訊業務之資產及負債之賬面值如下：

	二零零二年 千港元	二零零一年 千港元
總資產	**35,183**	76,328
總負債	**(59,734)**	(71,593)

12. 商譽之已確認減值虧損

於本年度，董事已評估從收購一間附屬公司額外權益而產生的2,250,000港元商譽之可收回金額。董事確定此等商譽因此間附屬公司於過往數年均錄得虧損及其經營業務將持續蒙受損失而減值。因此，已全數於本年度之收益表內扣除。

於上年度，董事評估從收購一間聯營公司而產生的商譽之可收回金額為30,035,000港元及確定此商譽已減值。本集團於二零零零年五月認購該聯營公司之股份，聯營公司於二零零零年五月六日公佈，認購事項所得款項淨額，將用作資訊科技相關業務之營運資金，然而，於聯營公司二零零一年之年報披露，聯營公司已停止該部份項目，並就該等項目部份作出撥備。相應地，該商譽之賬面值在上年度已從收益表內扣除。

13. 應佔聯營公司之業績

根據本集團之會計政策，截至二零零二年十二月三十一日止年度應佔聯營公司之業績主要包括豐泰集團國際有限公司(「豐泰集團」)截至二零零二年六月三十日止之業績。於二零零二年八月，本集團變現其於豐泰集團之權益，代價為37,494,000港元(扣除支出)，虧損約9,085,000港元。

14. 稅項撥回

	二零零二年 千港元	二零零一年 千港元
稅項撥回(支出)包括：		
本年度香港利得稅	—	(195)
應佔聯營公司之稅項	**198**	2,197
	198	2,002

由於本集團於截至二零零二年十二月三十一日止之年度並無任何應課稅溢利，故並無在財務報表上提撥香港利得稅撥備。

香港利得稅乃根據二零零一年之估計應課溢利按16%之稅率計算。

未撥備之遞延稅項詳情載於附註31。

15. 股息

	二零零二年 千港元	二零零一年 千港元
二零零一年已派付二零零零年十二月三十一日止年度之末期股息每股普通股0.5港仙	—	46,432

16. 每股虧損

每股基本及攤薄虧損乃根據下列數據計算：

	二零零二年 千港元	二零零一年 千港元
計算每股基本及攤薄虧損所依據之虧損	**(602,914)**	(717,254)

	股份數目	股份數目
計算每股基本及攤薄虧損所依據之普通股份加權平均數	**9,286,462,340**	9,286,462,072

在計算本年度每股攤薄虧損時，由於本公司尚未行使之認股權證於這兩年度之行使價均高於股份平均市價，因此假設本公司尚未行使之認股權證不獲行使。

17. 投資物業

	本集團 千港元
估值	
於二零零二年一月一日	**32,880**
重估減值	**(270)**
於二零零二年十二月三十一日	**32,610**

本集團所持投資物業之分析如下：

	二零零二年 千港元	二零零一年 千港元
根據中期租約而持有之物業：		
一 在香港	**15,610**	15,880
一 在中國	**17,000**	17,000
	32,610	32,880

本集團名下之投資物業，經由獨立專業物業估值行戴德梁行有限公司於二零零二年十二月三十一日按公開市場及現有用途基準重估該等物業之價值為32,610,000港元。所產生之重估減值270,000港元(二零零一年：2,200,000港元)已自綜合收益表扣除。

本集團所持有之全部投資物業已根據經營租約租出。

18. 物業、廠房及設備

	租賃土地及樓宇 千港元	電腦及電子設備 千港元	傢俬及裝置 千港元	車輛 千港元	總額 千港元
本集團					
成本值或估值					
於二零零二年一月一日	11,230	12,261	8,341	2,317	34,149
重新分類	—	(54)	54	—	—
添置	—	300	995	—	1,295
出售	—	(940)	(1,431)	(521)	(2,892)
重估減值	(295)	—	—	—	(295)
於二零零二年十二月三十一日	10,935	11,567	7,959	1,796	32,257
包括：					
按成本值	—	11,567	7,959	1,796	21,322
按二零零二年估值	10,935	—	—	—	10,935
	10,935	11,567	7,959	1,796	32,257
折舊及攤銷及減值虧損					
於二零零二年一月一日	—	5,148	2,806	1,427	9,381
重新分類	—	(11)	11	—	—
本年度撥備	247	2,008	1,448	346	4,049
減值虧損	—	3,070	3,300	192	6,562
因出售而撇銷	—	(676)	(648)	(358)	(1,682)
因估值而撇銷	(247)	—	—	—	(247)
於二零零二年十二月三十一日	—	9,539	6,917	1,607	18,063
賬面淨值					
於二零零二年十二月三十一日	10,935	2,028	1,042	189	14,194
於二零零一年十二月三十一日	11,230	7,113	5,535	890	24,768

董事認為，若干賬面值2,566,000港元(二零零一年：無)之資產需作減值，因為董事已決定終止某些辦公室樓宇之租約經營，亦即是此等資產之存放地點。另一方面，若干賬面值3,996,000港元之資產由於實際損毀及技術過時，故亦需作減值(二零零一年：無)。

18. 物業、廠房及設備(續)

本集團所持土地及樓宇之分析如下：

	本集團	
	二零零二年 千港元	二零零一年 千港元
根據中期租約在香港持有之物業	**4,505**	4,600
根據下列租約在中國持有之物業：		
一 長期租約	**2,800**	2,930
一 中期租約	**3,630**	3,700
	10,935	11,230

本集團名下所有土地及樓宇，經由獨立專業物業估值行戴德梁行有限公司於二零零二年十二月三十一日按公開市場基準重估其價值。因重估所產生之減值48,000港元(二零零一年：713,000港元)已自綜合收益表扣除。

倘本集團名下所有土地及樓宇均按成本減累積折舊及攤銷列賬，此等物業之賬面值應為18,963,000港元(二零零一年：19,443,000港元)。

19. 於附屬公司之權益

	本公司	
	二零零二年 千港元	二零零一年 千港元
非上市股份，按成本值	**32,168**	32,168
應收附屬公司款項	**4,132,179**	3,135,122
	4,164,347	3,167,290
減：應收附屬公司款項撥備	**(1,887,081)**	(94,524)
	2,277,266	3,072,766

於二零零二年十二月三十一日之主要附屬公司詳情載於附註40。

董事認為，應收附屬公司款項不會於資產負債表結算日之後十二個月內償還，故歸納為非流動性質。

20. 於聯營公司之權益

	本集團	
	二零零二年 千港元	二零零一年 千港元
應佔資產淨值	—	54,379

於本年度，本集團收購豐泰集團額外權益總數為1,007,000港元。其後，於二零零二年八月，本集團以扣除支出後之代價37,494,000港元變現其於該聯營公司之全部權益。

於二零零一年十二月三十一日，於聯營公司之權益代表應佔豐泰集團之資產淨值。

21. 於一間共同控制實體之權益

	本集團	
	二零零二年 千港元	二零零一年 千港元
應佔資產淨值	**1,926**	2,045

於二零零二年十二月三十一日共同控制實體之權益詳情載於附註41。

22. 證券投資

本集團

	供買賣投資		其他投資		總額	
	二零零二年 千港元	二零零一年 千港元	二零零二年 千港元	二零零一年 千港元	二零零二年 千港元	二零零一年 千港元
股本證券						
一 在香港上市	**333,179**	665,685	**295,991**	285,409	**629,170**	951,094
一 非上市	**104,607**	127,319	—	—	**104,607**	127,319
	437,786	793,004	**295,991**	285,409	**733,777**	1,078,413
就申報而分析之賬面值						
一 非流動	—	—	**284,306**	264,984	**284,306**	264,984
一 流動	**437,786**	793,004	**11,685**	20,425	**449,471**	813,429
	437,786	793,004	**295,991**	285,409	**733,777**	1,078,413
上市證券之市值	**333,179**	665,685	**295,991**	285,409	**629,170**	951,094

22. 證券投資(續)

於二零零二年十二月三十一日，本集團投資股本證券上所持下列公司之權益超過本集團資產10%，以下為根據香港公司條例第129(2)條予以披露之詳情：

公司名稱	註冊成立地點	股份類別	本集團所持已發行股本百分比
新鴻基有限公司	香港	普通股	17.99%
聯合集團有限公司	香港	普通股	9.75%

23. 存貨

	本集團	
	二零零二年 千港元	二零零一年 千港元
供轉售之存貨	**10,315**	12,911

於二零零二年十二月三十一日，總值為782,000港元(二零零一年：9,278,000港元)之存貨乃按可變現淨值列賬。

24. 應收賬項、按金及預付款項

本集團之一貫政策為給予其客戶平均30至90日之賬期。

以下為應收貿易賬項之賬齡分析：

	本集團	
	二零零二年 千港元	二零零一年 千港元
90日內	**10,454**	18,397
91 － 180 日	**3,352**	132
181 － 360日	—	434
360日以上	—	684
	13,806	19,647
其他應收賬項、按金及預付款項	**6,849**	26,726
衍生工具之已付溢價淨額	**2,448**	45,724
	23,103	92,097

25. 應收貸款

有關貸款擁有每年15%利息及還款日期為二零零三年五月二十六日。

26. 應付賬項及應計費用

以下為應付貿易賬項之賬齡分析：

	本集團	
	二零零二年	二零零一年
	千港元	千港元
90日內	**4,057**	8,071
91 — 180 日	**377**	37
181 — 360日	**117**	501
360日以上	**8,541**	8,928
	13,092	17,537
其他應付賬項及應計費用	**46,558**	112,858
	59,650	130,395

27. 應付一間共同控制實體之款項

有關應付一間共同控制實體之款項並無抵押、免息及無固定還款期。

28. 應付予附屬公司之款項

有關應付予附屬公司之款項並無抵押、免息及無固定還款期。附屬公司已確定不會於資產負債表結算日之後十二個月內要求還款。因此，有關款項以非流動形式展示。

29. 股本

	股份數目		面值	
	二零零二年	二零零一年	二零零二年	二零零一年
			千港元	千港元
每股面值0.01港元之普通股				
法定：				
於年初及年終	**30,000,000,000**	30,000,000,000	**300,000**	300,000
已發行及繳足股款：				
於年初	**9,286,462,340**	9,286,461,740	**92,865**	92,865
行使認股權證 *(附註)*	—	600	—	—
於年終	**9,286,462,340**	9,286,462,340	**92,865**	92,865

附註：

於二零零一年十二月三十一日止年度，認股權證持有人按每股0.30港元之行使價行使認股權證認購600股本公司普通股。

29. 股本(續)

認股權證

於二零零零年十二月三十一日止年度，本公司按於二零零零年五月十五日每持有五股普通股獲發一份認股權證之基準發行價值557,006,000港元之1,856,688,098份認股權證，每份作價0.05港元。每份認股權證之持有人有權由發行日期至二零零三年六月六日(首尾兩日包括在內)止期間隨時以現金按每股0.30港元(可予以調整)之價格認購本公司之普通股一股。

於二零零二年十二月三十一日，本公司尚餘價值557,000,000港元之1,856,666,248份認股權證。倘若該等認股權證全數行使，則導致額外發行1,856,666,248股每股面值0.01港元之普通股。

30. 儲備

	股份溢價 千港元	實繳盈餘 千港元	資本贖回儲備 千港元	認股權證儲備 千港元	保留溢利(累積虧損) 千港元	總額 千港元
本公司						
於二零零一年一月一日	1,135,685	32,883	1,922	90,381	80,908	1,341,779
本年度虧損	—	—	—	—	(65,008)	(65,008)
已付股息*(附註15)*	—	—	—	—	(46,432)	(46,432)
於二零零一年十二月三十一日	1,135,685	32,883	1,922	90,381	(30,532)	1,230,339
本年度虧損	—	—	—	—	(435,358)	(435,358)
於二零零二年十二月三十一日	**1,135,685**	**32,883**	**1,922**	**90,381**	**(465,890)**	**794,981**

本公司之實繳盈餘乃於集團重組生效當日就交換附屬公司股份而發行之本公司股份之面值與所收購之附屬公司資產淨值兩者間之差額，減去其後向本公司作出之分派。

根據百慕達一九八一年公司法(經修訂)，除保留溢利外，本公司之實繳盈餘亦可用以分派予股東。然而，在下列情況下，公司不得自實繳盈餘撥款宣佈或派發股息或進行分派：

(a) 公司目前或將在進行派發後無法於負債到期時還款；或

(b) 公司名下資產之可變現價值因此低於累積負債額及其已發行股本及股份溢價賬。

董事認為，於二零零二年十二月三十一日，本公司並沒有可供分派予股東之儲備。而於二零零一年十二月三十一日可供分派予股東之儲備為2,351,000港元。

31. 遞延稅項

本集團於本年度之未確認潛在遞延稅項回撥為61,833,000港元(二零零一年：237,500,000港元)，主要包括因出現稅務虧損而產生之時差稅務效益。

於二零零二年十二月三十一日，未在本集團財務報告上確認之潛在遞延稅項資產為322,947,000港元(二零零一年：261,114,000港元)，主要包括因出現可供抵銷未來應課稅溢利之稅務虧損而產生之時差稅務效益。

由於不肯定有關利益會否於可預見將來實現，故並無在財務報告上確認因時差而產生之潛在遞延稅項。

於資產負債表結算日或本年度內本公司並無任何未撥備之重大遞延稅項。

32. 或然負債

(a) 本公司已就旗下一間附屬公司所獲授予之一般融資向銀行提供擔保。該附屬公司於二零零二年及二零零一年十二月三十一日並無動用任何融資。

此外，本公司亦就旗下附屬公司獲授之融資向多間證券行提供擔保。於二零零二年及二零零一年十二月三十一日，旗下之附屬公司並無動用任何融資。

(b) 就於以往年度出售一間附屬公司，本集團已就買方因轉讓該附屬公司之若干業務合約而蒙受及／或引致之一切負債、損失、成本及費用向買方提供賠償保證。

(c) 於一九九七年，本公司曾向得信佳前主要股東兼前主席及Chambord Investment Inc.就有關電訊盈科有限公司(前稱得信佳集團有限公司(「得信佳」))股份於聯交所上市而向得信佳提供若干賠償保證，以促成得信佳股份於聯交所上市而作出相互賠償保證。該等賠償保證乃涉及使用得信佳之商標，侵犯財產之許可使用，為取得銀行融資而向得信佳提供擔保及稅項負責。

有關上述(b)及(c)項，董事無法估計提供賠償保證及擔保所產生之財務影響。

33. 訴訟

(a) 於一九九八年十一月，nCube Corporation（「nCube」）向本公司之附屬公司香港數碼電視有限公司（「數碼電視」，前稱星光互動電視有限公司）及Star Telecom Services Limited（「STSL」，前稱香港星光國際網絡有限公司）發出令狀，就指稱數碼電視向 nCube購買兩套 MediaCube 3000 系統，提出索償約 1,980,000美元（約相當於15,305,000港元）連同利息之款項。 nCube對STSL提出索償乃以數碼電視與nCube之間之合約上之STSL蓋章為基礎。STSL已徵詢法律意見，而法律意見認為STSL不大可能要對nCube之索償負上法律責任。數碼電視亦正對nCube之索償作出抗辯，並已徵詢法律意見。

根據法律意見，數碼電視有合理依據就有關索償提出抗辯，故並未就有關索償在財務報告上作出任何撥備。數碼電視已於一九九八年十二月十四日提交答辯書，而nCube自該日起並未就有關訴訟採取進一步行動。有關訴訟於年內並無任何進展。

(b) Stellar One Corporation (「Stellar One」)根據香港公司條例第178條於一九九八年十一月，向數碼電視發出要求償還約1,152,000美元（約相當於8,983,000港元）之法定付款要求。 Stellar One於一九九八年十二月提出一項將數碼電視清盤之呈請，數碼電視對此項呈請作出強烈抗辯。數碼電視已申請一項針對Stellar One之繳付訟費保證金令。於一九九九年五月四日，法院下令Stellar One於一九九九年五月七日或之前支付200,000港元予法院，作為數碼電視之訟費保證金。Stellar One並未向法院支付該款項。

該項呈請已於一九九九年十一月撤銷，而Stellar One須向數碼電視支付堂費254,000港元。Stellar One已表示其將會要求Honolulu法院作出仲裁，以追討有關款項。

數碼電視已徵詢法律意見，有關仲裁訴訟截至本財務報告獲批准之日並未展開。根據法律意見，數碼電視有合理依據就有關索償提出抗辯，因此，並未就該項索償於財務報告中作出任何撥備。

除上述事項外，本公司或其任何附屬公司概無涉及任何重大訴訟或仲裁，而據本公司董事所知，本集團任何成員公司概無任何尚未了結或可能面臨或已提出之重大訴訟或索償。

34. 資產抵押

於資產負債表結算日，本集團之下列資產已按予銀行作為取得短期銀行融資之抵押：

	本集團	
	二零零二年 千港元	二零零一年 千港元
有價證券	**164,554**	218,368
銀行定期存款	**7,567**	—
	172,121	218,368

35. 經營租約安排

本集團作為承租人：

	本集團	
	二零零二年 千港元	二零零一年 千港元
根據物業之經營租約下，支付之最低租約付款	**10,515**	16,149

於資產負債表結算日，本集團根據租賃物業之不可撤消之經營租約而須於未來支付之最低租約付款之承諾如下：

	本集團	
	二零零二年 千港元	二零零一年 千港元
一年內	**3,945**	11,524
第二年至第五年(首尾兩年包括在內)	**1,173**	5,049
	5,118	16,573

經營租約應付款為本集團若干辦公室物業及貨倉之應付租金。租約協議平均2至5年期而租金亦固定平均為2至5年期。

本集團作為出租人：

於本年度物業租金收入為6,470,000港元(二零零一年：4,903,000港元)。投資物業預期產生5.7%租金收益(二零零一年：5.7%)。所持物業於未來平均2至5年已有承租人。

35. 經營租約安排(續)

本集團作為出租人：(續)

於資產負債表結算日，本集團根據租賃物業之不可撤消之經營租約，將於未來應收的最低租約付款如下：

	本集團	
	二零零二年 千港元	二零零一年 千港元
一年內	**4,033**	5,666
第二年至第五年(首尾兩年包括在內)	**1,185**	6,110
	5,218	11,776

於二零零二年十二月三十一日，本公司並無任何經營租約承諾(二零零一年：無)。

36. 購股權計劃

根據本公司於一九九一年七月十日採納之購股權計劃，本公司之董事會可酌情向本公司或其任何附屬公司之合資格僱員(包括董事)授予購股權，以便認購本公司之股份，認購價為股份於緊接授予購股權日期之前五個交易日在聯交所錄得之平均收市價之80%或股份之面值(以較高者為準)。

根據購股權計劃可授予之購股權所能認購之股份數目最高限額不得超過本公司不時之已發行股本10%。

早前授出之購股權可於購股權獲接受當日之後一年起計之一年期間內隨時行使。在一九九七年四月二日舉行之本公司股東特別大會上，通過修訂行使購股權年期為於接受購股權之日後最多十年，由董事會決定。

根據於一九九九年七月二十九日通過之普通決議案，本公司之已發行及未發行股份已由每股面值0.10港元之股份一股拆細為十股每股面值0.01港元之股份，由一九九九年七月三十日起生效。購股權因此亦按相同方式拆細。

此購股權計劃已於二零零一年七月九日到期。

37. 退休福利計劃

本集團為其在香港之合資格僱員設立一項定額供款退休福利計劃。該計劃之資產與本集團之資產分開處理，交由獨立信託人控制之基金管理。

自收益表扣除之退休福利計劃供款指本集團須按計劃規則指定之比率向計劃支付之供款。倘僱員在有權全面享有供款之前退出計劃，沒收之供款將用於削減本集團日後所須支付之供款，或應本公司要求退還予本公司。

37. 退休福利計劃(續)

於二零零二年十二月三十一日，任何因僱員退出計劃而出現及可用於削減本集團於未來數年所須支付之供款之沒收供款為17,000港元(二零零一年：無)。

除定額供款退休福利計劃外，本集團須分別為若干香港僱員及中國內地僱員，就有關法例，以每月薪酬之適當比率，供款強積金及中央退休計劃。

年內之退休福利計劃供款於扣除43,000港元(二零零一年：201,000港元)之沒收供款後達136,000港元(二零零一年：165,000港元)。

38. 關連各方交易

於二零零二年十二月三十一日，本公司向China Sci-Tech Holdings Limited中國科技集團有限公司*(「中國科技」，本公司之前度主要股東)償付費用4,000,000港元(二零零一年：6,000,000港元)。該筆費用包括(i)兩名本公司董事(兩者均身兼中國科技之董事)之薪酬；(ii)其他員工成本；及(iii)日常營運開支。償付金額以中國科技之實際支出為依據。

39. 結算日後事項

(a) 於二零零二年十一月，新鴻基有限公司(「新鴻基」)向其股東提出一項購回建議，以每股1.3港元之價格，其中0.3港元以現金支付，其餘1.0港元以貸款票據支付，購回最多325,600,000股新鴻基股份(「購回建議」)，而Gold Chopsticks Limited(「Gold Chopsticks」)，本公司之一間間接全資附屬公司，持有270,535,000股新鴻基股份，根據購回建議之條款，按其現有之股權，向新鴻基提出一項不可撤回之承諾，出售最少152,760,720股或更多數量之新鴻基股份，使確定其於新鴻基之股權百分比率，於是項購回建議後，將下降至不多於新鴻基已發行股份9.9%。

於二零零三年二月，根據購回建議，Gold Chopsticks將212,782,450股新鴻基股份按每股1.3港元之價值變現予新鴻基。

(b) 於二零零三年三月，Fulltime Profits Limited(本公司之一間間接全資附屬公司)及其附屬公司，以代價1港元出售予一位第三方人士。

(c) 於二零零三年三月，Sincere Way Limited(「Sincere Way」)，本公司之一間間接全資附屬公司，向廣益國際集團有限公司(「廣益」，一間在聯交所上市之公司)之所有股東提出一項自願有條件收購建議，按每股0.02港元之現金收購價，收購廣益之全部已發行股份(不包括Sincere Way及其一致行動人士已持有廣益之股份)(「收購建議」)。

假設廣益已發行股份為3,993,409,113股(於廣益截至二零零二年六月三十日止之中期報告所載)，按每股廣益股份0.02港元計，根據收購建議計算之廣益全部已發行股本之價值約為79,870,000港元。

本集團認為收購建議乃本集團拓展其業務範圍及參與中國生產及分銷酒類業務之機會。

* 中文名稱僅供識別

40. 主要附屬公司詳情

於二零零二年十二月三十一日之主要附屬公司詳情如下：

附屬公司名稱	成立／註冊地點	已發行普通股／註冊股本面值	本公司應佔權益百分比	主要業務
直接持有				
Energetic Resources Limited	英屬處女群島	普通股 1美元	100%	投資控股
Star Paging (BVI) Limited	英屬處女群島	普通股 400美元	100%	投資控股
Superior Team Limited	英屬處女群島	普通股 1美元	100%	投資控股
間接持有				
中國網絡代理人有限公司	香港	普通股 200港元	100%	投資控股
Dualiane Limited	英屬處女群島	普通股 1美元	100%	投資控股
Focus Clear Limited	英屬處女群島	普通股 1美元	100%	在香港從事證券買賣
Forepower Limited	英屬處女群島	普通股 1美元	100%	香港物業投資
Fulltime Profits Limited	英屬處女群島	普通股 700美元	100%	投資控股
展和有限公司	香港	普通股 200,000港元	100%	持有物業
Gold Chopsticks Limited	英屬處女群島	普通股 1美元	100%	投資控股

40. 主要附屬公司詳情(續)

附屬公司名稱	成立／註冊地點	已發行普通股／註冊股本面值	本公司應佔權益百分比	主要業務
間接持有(續)				
Honest Opportunity Limited	英屬處女群島	普通股 1美元	100%	在香港從事證券買賣
建迪有限公司	香港	普通股 2港元	100%	物業投資
康遠有限公司	香港	普通股 2港元	100%	持有物業
Natural Flair Limited	英屬處女群島	普通股 1美元	100%	投資控股
Pro Leader Limited	英屬處女群島	普通股 1美元	100%	投資控股
景溢投資有限公司	香港	普通股 2港元	100%	持有物業
上海得信佳通信設備有限公司*	中國	註冊 4,500,000美元	93.3%	銷售及經銷電訊設備及提供智能大廈系統集成服務
上海星際通電子通訊產品連鎖銷售有限公司[Δ]	中國	註冊 人民幣 2,000,000元	93.3%	銷售及經銷電訊設備
Sparkling Summer Limited	英屬處女群島	普通股 6,500,000美元	100%	在香港從事證券買賣

40. 主要附屬公司詳情(續)

附屬公司名稱	成立／註冊地點	已發行普通股／註冊股本面值	本公司應佔權益百分比	主要業務
間接持有(續)				
星光電訊(中國投資)有限公司	香港	普通股 2港元	**100%**	投資控股
星光電訊集團有限公司	香港	普通股 200港元 遞延股# 4,000,000港元	**100%**	投資控股
星光電訊有限公司	香港	普通股 3,000,000港元	**100%**	電訊及資訊科技產品及服務
星光電訊置業有限公司	香港	普通股 200港元	**100%**	投資及持有物業
Taskwell Limited	英屬處女群島	普通股 1美元	**100%**	投資控股
得信佳上海通信有限公司	香港	普通股 2港元	**100%**	投資控股
得信佳天芝有限公司	香港	普通股 2港元	**100%**	投資控股
中國網絡(百慕達)有限公司	香港	普通股 2港元	**100%**	投資控股
盈光有限公司	香港	普通股 2港元	**100%**	物業投資

* 中外合資企業

△ 於中國註冊之有限責任公司

遞延股並非由本集團持有，亦無享有任何派息或任何清盤分派或接收通告或出席本公司任何股東大會或投票表決之權利

40. 主要附屬公司詳情(續)

依董事之意見，上表列載之本公司各附屬公司，已能大致反映本集團於本年度之業績或主要資產淨值情況，如加載其他附屬公司之詳情，將令資料過於冗長。

除在「主要業務」一欄另行説明外，所有附屬公司均在其註冊成立地點經營業務。

於二零零二年十二月三十一日或年內任何時間，各附屬公司概無任何債務證券。

41. 一間共同控制實體詳情

於二零零二年十二月三十一日，本集團擁有以下共同控制實體之權益：

名稱	業務架構	成立／註冊地點	主要營業地點	本集團應佔權益百分比	主要業務
泰州得信佳通信設備有限公司##	公司	中國	中國	**74.6%**	銷售及經銷電訊設備

本集團對這間公司沒有實際控制權，因此該公司不視作為附屬公司